Exhibit 99.2

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX: EQX, NYSE American: EQX) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2020 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of March 19, 2021. This discussion covers the three months (“Q4 2020” or the “Quarter”) and the year ended December 31, 2020 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s 2019 Annual Information Form dated May 13, 2020 and its Management Information Circular dated April 6, 2020, which are filed on SEDAR and EDGAR.

Throughout this MD&A, cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 36 of this MD&A.

Throughout this MD&A, the operational and financial results of the assets acquired in the merger with Leagold Mining Corporation (“Leagold”) are included from March 10, 2020 onward.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

CONTENTS

Business Overview	4
2020 Highlights	4
Highlights for the Three Months Ended December 31, 2020	6
Recent 2021 Highlights	6
Managing COVID-19	7
Consolidated Operational and Financial Highlights	8
2020 Guidance Comparison	9
2021 Guidance and Outlook	10
Operations	11
Development Projects	25
Health, Safety, Environment & Community	27
Community Development and ESG Reporting	28
Corporate	29
Recent Developments	30
Financial Results	31
Liquidity and Capital Resources	34
Outstanding Share Data	35
Commitments and Contingencies	35
Related Party Transactions	36
Non-IFRS Measures	36
Risks and Uncertainties	41
Accounting Matters	57
Management’s Report on Internal Controls Over Financial Reporting	61
Cautionary Notes and Forward-looking Statements	63
Technical Information	64

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

BUSINESS OVERVIEW

Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming the premier Americas gold producer. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Each asset is wholly owned by the Company.

Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol “EQX” on the NYSE American Stock Exchange (“NYSE-A”) in the United States. The Company has warrants that trade on the TSX under the symbol “EQX.WT”.

2020 HIGHLIGHTS

Operational

•	Completed 13 million work hours with nine lost-time injuries across all sites

•	Implemented proactive COVID-19 testing and safety protocols to keep the mines operating effectively while protecting the health, safety and economic wellbeing of our workforce and local communities

•	Exceeded revised production guidance with total production of 477,186 ounces (“oz”) of gold with mine cash costs of $847 per oz and mine AISC of $1,025 per oz(1)

•	Sold 471,786 oz of gold at average realized gold price of $1,783 per oz

•	Improved total recordable injury frequency and reportable environmental incident rates

Earnings

•	Earnings from mine operations of $288.6 million

•	Net income of $20.7 million or $0.10 per share

•	Adjusted net income of $81.1 million or $0.38 per share, after adjusting for non-cash expenses(1,2)

Financial

•	Cash flow from operations before changes in working capital of $231.7 million ($216.5 million after changes in working capital)

•	Adjusted EBITDA of $274.6 million(1,2)

•	Expenditures of $76.3 million in sustaining capital and $92.8 million in non-sustaining capital(1)

•	Refinanced debt with a low-cost $500 million corporate credit facility

•	Cash and cash equivalents (unrestricted) of $344.9 million at December 31, 2020

•	Net debt of $200.3 million at December 31, 2020 (including $278.9 million of in-the-money convertible notes)(1)

1 Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

2 Primary adjustments for full-year 2020 were $29.9 million unrealized loss on the change in fair value of warrants, $14.1 million unrealized loss on the change in fair value of foreign exchange contracts and $12.9 million unrealized loss on the change in fair value of gold collars and forward contracts.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Corporate

•	Completed at-market merger with Leagold, expanding the Company’s asset portfolio with four new mines in Mexico and Brazil and a development-stage project in Brazil

•

Announced acquisition of Premier Gold Mines (TSX: PG), which will further increase diversification and scale with the addition of a producing mine in Mexico and a construction-ready project in Ontario, Canada

•	Increased average daily share trading liquidity from C$3 million in 2019 to over C$40 million in 2020

•	Achieved inclusion in global indices including the GDX, GDXJ, FTSE and S&P/TSX Composites

•

Invested C$10.4 million in Solaris Resources (TSX: SLS) to maintain an approximate 26% interest on a fully diluted basis; current market value of Equinox Gold’s basic interest is approximately C$225 million

•	Commenced online Environment, Social & Governance (“ESG”) quarterly reporting

•	Increased technical expertise, governance oversight and diversity with Board and management appointments

Construction, development and exploration

•	Completed construction and commissioning of Castle Mountain Phase 1 Mine with no lost-time incidents and achieved commercial production on November 21, 2020

•	Increased Mesquite Mineral Reserves by 28% and Measured & Indicated Resources by 94%

•	Extended mine life at Mesquite, Aurizona and Fazenda with exploration success

•	Completed maiden Indicated Resource for Tatajuba deposit at Aurizona

•

Completed a positive PEA for potential Aurizona underground development showing 740,500 oz of gold production over a 10-year mine life, an after-tax NPV5% of $288 million and an IRR of 38% at $1,620/oz gold(3)

•	Completed 23,916 metres of underground drilling and advanced technical studies to support a prefeasibility study for potential Aurizona underground development

•	Completed a positive feasibility study for Santa Luz showing 903,000 oz of gold production over an initial 9.5-year mine life, an after-tax NPV5% of $362 million and an IRR of 67% at $1,600/oz gold

•	Commenced construction at Santa Luz in the Q4 2020

•	Advanced Los Filos optimization study for new carbon-in-leach plant, heap leach expansion, updated mine planning and a Mineral Reserve and Mineral Resource update; targeted for completion in H1 2021

3 The Preliminary Economic Assessment (“PEA”) is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2020

Operational

•	Completed more than 2.9 million work hours with one lost-time injury across all sites

•	Produced 136,352 oz and sold 134,895 oz of gold

•	Mine cash costs of $842 per oz and mine AISC of $1,086 per oz(1)

•	Resumed operations at Los Filos following withdrawal of community blockade

Earnings

•	Earnings from mine operations of $96.1 million

•	Net income of $89.7 million or $0.37 per share

•	Adjusted net income of $34.1 million or $0.14 per share, after adjusting for non-cash expenses(1,2)

Financial

•	Cash flow from operations before changes in working capital of $86.8 million ($82.9 million after changes in working capital)

•	Adjusted EBITDA of $80.2 million(1,2)

•	Expenditures of $31.5 million in sustaining capital and $15.3 million in non-sustaining capital(1)

RECENT 2021 HIGHLIGHTS

•	Provided 2021 production and cost guidance of 600,000 to 665,000 oz of gold at mine cash costs of $940 to $1,000 per oz and AISC of $1,190 to $1,275 per oz

-	Gold production is expected to increase and AISC decrease each quarter during the year, with approximately 30% of production occurring in Q4 2021

•	Announced positive drill results from Piaba Underground and Genipapo targets at Aurizona

•	Santa Luz construction more than 25% complete and on schedule for first gold pour in Q1 2022

•

Announces agreement with Orion Mine Finance Group (“Orion”) to acquire an additional 10% of the Hardrock Project in Ontario, Canada, bringing the Company’s total interest to 60% following completion of the Premier acquisition (through which the Company will acquire Premier’s 50% interest in Hardrock)

•

Completed first tranche of a non-brokered private placement for C$67.9 million of subscription receipts at a price of C$10.00 per subscription receipt in conjunction with the expected closing of the Premier acquisition

•	Premier acquisition expected to close near the end of the first quarter of 2021, and the additional 10% interest of Hardrock shortly thereafter

-	Premier securityholders approved the acquisition on February 23, 2021

-	Require Mexican Comisión Federal de Comptetencia Económica anti-trust clearance decision and other regulatory approvals

1 Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

2 Primary adjustments during Q4 2020 were $17.5 million unrealized gain on the change in fair value of warrants, $11.1 million unrealized gain on the change in fair value of foreign exchange contracts, $11.2 million unrealized gain on the change in fair value of gold collars and forward contracts and $18.5 million unrealized gain on foreign exchange recognized within deferred tax expense.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

MANAGING COVID-19

Each of the Company’s operations has implemented preventive measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites.

All COVID-19 protocols remain in place including travel restrictions, limiting mine site access to essential personnel only, enforced physical distancing and other safety precautions, enhanced cleaning and sanitizing, using extra protective gear and remote work policies where possible. The Company also continues to support local communities by donating supplies and support to local health clinics and communities and assisting with COVID-19 testing for community members.

The Company undertakes routine COVID-19 testing at all of its sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. All individuals who test positive, regardless of whether they show any symptoms, are asked to immediately self-isolate for two weeks and can only return to work once they have tested negative for COVID-19 and been cleared for work by a health professional. Workers from outside the region must test negative for COVID-19 before commencing their journey to site.

While all of the Company’s operations have experienced some effect from COVID-19, there were no government-mandated restrictions during the second half of the year and the Company has not experienced any material sales or supply chain disruptions to date. The COVID-19 effects relate primarily to the additional cost and time to implement enhanced health and safety protocols, and occasional workforce restrictions as workers attend to family responsibilities or self-isolate after exposure or potential exposure to the virus. The Company has implemented cross-functional training at each of its sites to ensure its ability to continue operating effectively despite occasional workforce restrictions.

Additional costs related to COVID-19 can be divided into three major categories:

•

Mine standby costs, which includes costs associated with placing mines in care and maintenance and the subsequent ramp-up of those operations, of which none related to COVID-19 were incurred during the Quarter

•

Incremental costs related to increased COVID-19 health and safety protocols, higher transportation costs to allow for physical distancing, overtime costs resulting from physical distancing and operating with a reduced workforce, and additional community donations to support COVID-19 education, preventive measures and medical supplies; and

•	Direct COVID-19 costs related to expenditures incurred solely due to the COVID-19 pandemic that would not have been incurred otherwise, such as testing employees for the presence of the virus.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Year ended
Operating data	Unit	December 31, 2020(1)	September 30, 2020(1)	December 31, 2019	December 31, 2020	December 31, 2019
Gold produced(2)	oz	136,352	124,867	80,176	477,186	201,017
Gold sold	oz	134,895	128,437	80,330	471,786	196,803
Average realized gold price	$/oz	1,871	1,899	1,482	1,783	1,431
Mine cash cost per oz sold	$/oz	842	876	768	847	807
Mine AISC per oz sold(3,4)	$/oz	1,086	1,077	856	1,025	929

Financial data
Revenue	M$	252.6	244.5	119.0	842.5	281.7
Earnings from mine operations	M$	96.1	88.7	38.5	288.6	83.9
Net income (loss)	M$	89.7	3.2	(8.5)	20.7	(20.3)
Earnings (loss) per share	$/share	0.37	0.01	(0.08)	0.10	(0.16)
Adjusted EBITDA(4)	M$	80.2	89.2	44.6	274.6	96.5
Adjusted net income(4)	M$	34.1	30.8	20.5	81.1	37.5
Adjusted EPS(4)	$/share	0.14	0.13	0.18	0.38	0.34

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	344.9	310.7	67.7	344.9	67.7
Net debt(4)	M$	200.3	232.4	196.3	200.3	196.3
Operating cash flow before changes in working capital	M$	86.8	78.9	35.3	231.7	76.1

(1)

At December 31, 2020, the Company adjusted the fair value of heap leach inventory to reflect an updated estimate of conversion costs for heap leach inventory and forward gold prices as of the acquisition date, resulting in a net increase to heap leach inventories, including reprocess material of approximately $10.7 million. The Company has updated financial results for the periods impacted.

(2)

For the year ended December 31, 2020, includes 1,523 oz of gold produced at Castle Mountain during ramp-up and commissioning. For the year ended December 31, 2019, includes 6,076 oz of gold produced at Aurizona during ramp-up and commissioning.

(3)	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
(4)	AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company realized revenue of $252.6 million on sales of 134,895 oz of gold during the Quarter, compared to revenue for the three months ended September 30, 2020 (“Q3 2020”) of $244.5 million on sales of 128,437 oz of gold. The increase in ounces sold from Q3 2020 to Q4 2020 is mainly due to increased production at Aurizona as a result of increased mill throughput and better grades, and the commencement of operations at Castle Mountain. The quarter-on-quarter increase in revenue is due to the increase in ounces sold, partly offset by a decrease in average realized gold price per oz from $1,899 for Q3 2020 to $1,871 for Q4 2020.

Earnings from mine operations in Q4 2020 of $96.1 million increased from $88.7 million in Q3 2020 largely due to higher grades mined and processed at Mesquite, Aurizona and Fazenda, resulting in lower cash costs. Net income in Q4 2020 was $89.7 million compared to $3.2 million in Q3 2020 due to a decrease in non-cash expenses arising from changes in the fair values of the Company’s foreign exchange and gold contracts and the non-cash change in fair value of the derivative liability for the Company’s share purchase warrants as compared to Q3 2020, as well as a deferred tax recovery of $33.7 million primarily due to appreciation of the Mexican Peso against the US Dollar.

The Company’s foreign exchange contracts, gold collars and gold forward swap contracts have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in other expense. The Company’s functional currency is the US dollar whereas the exercise price of the Company’s share purchase warrants is fixed in

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Canadian dollars. As a result, these warrants are considered a derivative and are accounted for as a derivative liability at fair value through net income or loss.

Adjusted EBITDA for Q4 2020 of $80.2 million decreased from $89.2 million in Q3 2020. Decrease in EBITDA from Q3 2020 was due to higher care and maintenance costs at Los Filos in the Quarter due to the community blockade. Adjusted net income of $34.1 million for Q4 2020 increased from $30.8 million in Q3 2020. Increase in adjusted net income from Q3 2020 was primarily due to a tax recovery in the Quarter arising from true ups from forecasted tax expense for the year.

Adjusted EBITDA and adjusted net income increased significantly in 2020 from comparative periods in 2019 due to the addition of mines acquired through the Leagold Merger.

2020 GUIDANCE COMPARISON

In November, the Company withdrew its 2020 guidance for Los Filos as a result of uncertainties due to the temporary suspension of operations from a community blockade, which ended on December 23, 2020. The Company achieved its revised 2020 production guidance of 425,000 to 465,000 oz of gold as outlined below:

	2020 Actuals		2020 Guidance(1)
	Production (oz)	Mine AISC ($/oz)(2)	Production (oz)	AISC ($/oz)(2)
Los Filos(3,4)	58,453	1,174	44,837	$1,047
Mesquite	141,270	1,091	130,000 - 140,000	$975 - $1,025
Aurizona	130,237	926	120,000 - 130,000	$1,000 - $1,050
Fazenda(4)	51,611	844	50,000 - 55,000	$925 - $975
RDM(4)	59,354	1,041	50,000 - 55,000	$1,000 - $1,050
Pilar(4)	30,923	1,139	25,000 - 30,000	$1,200 - $1,300
Castle Mountain	5,338	873	5,000 - 10,000	$750 - $800
Total	477,186	1,025	425,000 - 465,000	$975 - $1,025

Capital expenditures were lower than 2020 guidance as outlined below:
	2020 Actuals		2020 Guidance
$ amounts in millions	Sustaining(2)	Non-sustaining(2)	Sustaining(2)	Non-sustaining(2)
Los Filos(3,4)	$11	$17	$21	$58
Mesquite	24	9	12	11
Aurizona(5)	24	5	36	3
Fazenda(4)	5	5	7	4
RDM(4)	9	1	9	4
Pilar(4)	4	1	5	2
Castle Mountain(5)	-	51	-	52
Santa Luz	-	5	-	10
Total	$77	$94	$90	$144

(1)

Guidance was updated on August 10, 2020 primarily to reflect the effect of government-mandated temporary restrictions related to COVID-19, and revised on November 9, 2020 to reflect the effect of the community blockade at Los Filos, which was withdrawn in December.

(2)	AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)	Los Filos full-year guidance was withdrawn on November 9, 2020. Guidance above for Los Filos is actual production and AISC to the end of Q3 2020.
(4)	Production and costs attributable to Equinox Gold post completion of the Leagold merger on March 10, 2020.
(5)	Non-sustaining capital expenditures for Aurizona and Castle Mountain include $3.5 million and $6.5 million, respectively, of exploration costs expensed.

Capital expenditures were significantly lower than planned during the year primarily due to the suspension of mining and development activities at Los Filos as the result of a community blockade, and less spend at Santa Luz as the project prepared for full-scale construction.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

2021 GUIDANCE AND OUTLOOK

The Company’s 2021 production guidance of 600,000 to 665,000 oz of gold represents an approximate 30% increase over the Company’s 2020 full-year production. Cost guidance includes cash costs of $940 to $1,000 per oz of gold sold and AISC of $1,190 to $1,275 per oz of gold sold.

Consolidated gold production is expected to increase quarter-over-quarter during the year, with the fourth quarter benefiting from higher-grade ore at both Los Filos and Mesquite. Cash costs for 2021 reflect the lower grades mined at Los Filos for the first half of the year until the Guadalupe stripping program and Bermejal underground development are complete, providing access to higher-grade ore. Bermejal underground development will not commence, however, until successful resolution of an amended community support agreement with the Carizalillo community. AISC in 2021 reflect significant development and stripping campaigns at Los Filos, Mesquite and Aurizona to access higher-grade ore, which will boost production and reduce costs in the second half of the year.

The Company is investing significantly in its projects in 2021, setting the foundation for lower-cost, longer-life mines and substantial production growth going forward. The Company has budgeted $178 million in sustaining capital for 2021 (including some capital carried over from 2020), compared to the total spend in 2020 of approximately $77 million. The Company is also undertaking meaningful growth projects this year, including construction of the Santa Luz mine, advancing expansion projects at the Los Filos mine, completing a pit expansion at the RDM mine and significant exploration programs focused on mine life extension. The Company has budgeted $249 million in non-sustaining growth capital for 2021, compared to approximately $94 million in 2020.

	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1,2)	Sustaining Capital (M$)(1)	Non-sustaining Capital (M$)(1)
Mexico
Los Filos	170,000 - 190,000	$1,125 - 1,200	$1,330 - 1,390	$38	$95
USA
Mesquite	130,000 - 140,000	925 - 975	1,275 - 1,325	48	9
Castle Mountain	30,000 - 40,000	725 - 775	1,100 - 1,150	14	10
Brazil
Aurizona	120,000 - 130,000	720 - 770	1,075 - 1,125	46	4
Fazenda	60,000 - 65,000	820 - 870	1,075 - 1,125	15	2
RDM	55,000 - 60,000	1,000 - 1,050	1,175 - 1,225	10	35
Pilar	35,000 - 40,000	1,200 - 1,300	1,400 - 1,500	7	-
Santa Luz	-	-	-	-	94
Total	600,000 - 665,000	$940 - 1,000	$1,190 - 1,275	$178	$249

(1)	Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.

Guidance will be updated to include the Mercedes mine and Hardrock project following completion of the proposed acquisition of Premier, which is expected to close in March subject to all necessary securityholder and regulatory approvals. The Company may revise guidance during the year to reflect changes to expected results.

OPERATIONS

Mesquite Gold Mine, California, USA

Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1985 and was acquired by Equinox Gold in October 2018.

Operating and financial results for the three months and year ended December 31, 2020

		Three months ended			Year ended
Operating data	Unit	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Ore mined and stacked on leach pad	kt	3,498	4,350	5,547	17,351	25,221
Waste mined	kt	8,487	8,163	8,403	30,782	32,925
Open pit strip ratio	w:o	2.43	1.88	1.52	1.77	1.31
Average gold grade stacked to leach pad	g/t	0.72	0.57	0.31	0.48	0.32
Gold produced	oz	33,717	31,024	40,321	141,270	125,736
Gold sold	oz	33,032	31,419	41,316	139,872	126,724

Financial data
Revenue	M$	61.5	59.6	61.2	245.9	178.2
Cash costs(1)	M$	29.5	28.8	35.4	125.8	108.3
Sustaining capital(1)	M$	10.5	7.4	0.8	24.1	7.0
Reclamation expenses	M$	0.4	0.6	0.8	2.7	2.6
Total AISC(1)	M$	40.5	36.8	37.0	152.6	117.9
AISC contribution margin(1)	M$	21.0	22.8	24.1	93.3	60.3
Non-sustaining capital(1)	M$	(0.6)	(1.8)	(2.0)	(9.2)	(8.6)
Mine free cash flow(1)	M$	20.4	21.0	22.1	84.1	51.7

Unit analysis
Realized gold price per ounce sold	$/oz	1,861	1,898	1,481	1,758	1,406
Cash cost per ounce sold(1)	$/oz	894	917	858	899	855
AISC per ounce sold(1)	$/oz	1,225	1,172	897	1,091	930
Mining cost per tonne mined	$/t	1.57	1.36	1.53	1.42	1.48
Processing cost per tonne processed	$/t	3.36	2.77	2.21	2.81	1.78
G&A cost per tonne processed	$/t	1.19	0.90	0.69	0.85	0.56

(1)

Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q4 and 2020 Analysis

Production

During Q4 2020, Mesquite produced 33,717 oz of gold (Q3 2020 – 31,024 oz) and sold 33,032 oz (Q3 2020 – 31,419 oz), realizing revenue of $61.5 million (Q3 2020 – $59.6 million) for the Quarter, at an AISC of $1,225 per oz (Q3 2020 – $1,172 per oz) and an average realized gold price of $1,861 per oz (Q3 2020 – $1,898 per oz). The mine outperformed plan for the Quarter and the full year.

During the Quarter the Company stacked one million tonnes of ore-grade oxide mineralized material identified in historical dumps, which required no blasting and had shorter hauls than material mined from the open pits. The Company also completed the mining of an in-situ non-oxide ore source at Vista East and has commenced stripping an oxide ore source at the Brownie deposit.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

With total 2020 production of 141,270 oz of gold (2019 – 125,736 oz), Mesquite exceeded the upper end of production guidance, which was forecast at 130,000 to 140,000 oz of gold. For 2020, AISC per oz of gold sold was $1,091, compared to guidance of $975 to $1,025 per oz sold, reflecting sustaining capital spent during 2020 for the Brownie stripping campaign that was originally planned for Q1 2021.

During 2020 Mesquite had one lost-time injury, achieving a Lost-time Injury Frequency Rate (“LTIFR”) and Total Reportable Injury Frequency Rate (“TRIFR”) per million hours worked of 1.3 and 6.6, respectively.

Exploration and development

Early in Q4 2020 the Company announced an updated Mineral Resource and Mineral Reserve estimate that included 10,785 metres (“m”) (77 holes) of bedrock drilling and 36,785 m (661 holes) of historical waste dump drilling that was completed in H1 2020. The results confirmed that the dump material overlying the Brownie deposit area contains significant gold resources and that in-situ mineralization is present adjacent to and extending from the resource pit. A follow-up 13,897 m drill program to test the potential to extend mineralization in the Brownie deposit along strike and down dip was initiated in Q3 2020 and completed in early Q4 2020. A separate program including 1,020 m of sonic drilling and 3.5 line-km of geophysical surveying (resistivity) on the leach pad was also completed during the Quarter.

The Company has started reinvesting in key infrastructure at Mesquite during the year to enable efficient operations for a longer mine life than originally contemplated at acquisition. Mesquite began replacing its mature truck fleet, expanded refinery capacity to also service Castle Mountain’s needs, increased carbon column capacity and upgraded solution pumping capacity. During the Quarter, the Company spent $10.5 million of sustaining capital related primarily to capitalized stripping of Brownie, water well improvements and process equipment upgrades. Non-sustaining capital expenditures in the Quarter of $0.6 million related entirely to exploration drilling of historical dumps and other targets, which are expected to add to production in the future.

During 2020 the Company spent $24.1 million of sustaining capital related mainly to capitalized stripping and process equipment upgrades, and $9.2 million of non-sustaining capital related to exploration projects with the objective of mine life extension.

Outlook

Mesquite production for 2021 is estimated at 130,000 to 140,000 oz of gold with cash costs of $925 to $975 per oz and AISC of $1,275 to $1,325 per oz.

The increase in AISC compared to 2020 reflects a year of significant investment at Mesquite with a focus on mine life extension. Sustaining capital of $48 million relates primarily to a $30 million stripping program to access the higher-grade oxide Brownie deposit, which will contribute significantly to production beginning in H2 2021. Ore stacking activity in H1 2021 is expected to be significantly lower than in H2 2021 due to Brownie stripping. This will result in higher per ounce costs in the earlier part of the year as compared to H2 2021. In addition, the Company has budgeted $10 million for leach pad expansion and $6 million for mining and processing equipment. The Company has also leased ten new CAT 793 haul trucks to upgrade the Mesquite fleet, of which three were received in Q4 2020 with the remainder expected in H1 2021. This investment underscores Equinox Gold’s commitment to mine life extension and will result in improved efficiencies and reduced operating costs.

Building on the Company’s exploration success in 2020, which increased Mesquite Mineral Reserves by 28% and Measured & Indicated Mineral Resources by 94%, non-sustaining capital of $9 million is allocated entirely to exploration with a focus on resource growth in the Brownie, Vista East and Rainbow deposits as well as reserve replacement.

Aurizona Gold Mine, Maranhão, Brazil

Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production on July 1, 2019. The Company believes the mine life can be extended with exploration success along strike from existing Mineral Reserves, as well as from underground Mineral Resources below the existing Piaba open pit. During 2020 the Company completed a preliminary economic assessment (“PEA”)(1) demonstrating the opportunity for both mine life extension and increased annual gold production with development of an underground mine that could operate concurrently with the existing and future open-pit mines, and is advancing a prefeasibility study (“PFS”) for the project with completion targeted for Q4 2021.

Operating and financial results for the three months and year ended December 31, 2020

		Three months ended			Year ended
Operating data	Unit	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Ore mined	kt	1,231	955	1,271	3,267	1,845
Waste mined	kt	7,301	7,493	7,239	19,901	12,082
Open pit strip ratio	w:o	5.93	7.85	5.69	6.09	6.55
Tonnes processed	kt	846	832	800	3,227	1,571
Average gold grade processed	g/t	1.59	1.38	1.62	1.41	1.46
Recovery	%	90.6	89.9	90.1	89.8	91.0
Gold produced(2)	oz	37,438	33,248	39,855	130,237	75,282
Gold sold	oz	38,213	33,238	39,014	129,004	70,080

Financial data
Revenue	M$	71.6	63.5	57.8	229.6	103.5
Cash costs(3)	M$	23.3	22.5	26.2	92.4	50.6
Sustaining capital(3)	M$	10.6	8.7	5.2	24.4	13.7
Reclamation and exploration expenses	M$	0.5	1.0	0.3	2.7	0.7
Total AISC(3)	M$	34.4	32.2	31.7	119.5	65.0
AISC contribution margin(3)	M$	37.2	31.3	26.1	110.1	38.5
Non-sustaining capital(3)	M$	(1.1)	(1.3)	(6.8)	(4.6)	0.5
Mine free cash flow(3)	M$	36.1	30.0	19.3	105.5	39.0

Unit analysis
Realized gold price per ounce sold	$/oz	1,874	1,909	1,482	1,780	1,477
Cash cost per ounce sold(3)	$/oz	610	675	672	716	722
AISC per ounce sold(3)	$/oz	901	968	814	926	928
Mining cost per tonne mined	$/t	1.78	1.42	1.89	1.87	2.01
Processing cost per tonne processed	$/t	8.18	7.36	8.79	8.44	8.62
G&A cost per tonne processed	$/t	4.14	4.10	5.94	4.10	4.91

(1)

The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

(2)	Aurizona achieved commercial production on July 1, 2019. For the year ended December 31, 2019, gold produced includes 6,076 oz from the pre-commercial production phase.
(3)

Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Q4 and 2020 Analysis

Production

During Q4 2020, Aurizona produced 37,438 oz of gold (Q3 2020 – 33,248 oz) and sold 38,213 oz (Q3 2020 – 33,238 oz), realizing revenue of $71.6 million (Q3 2020 – $63.5 million) for the Quarter, at an AISC of $901 per oz (Q3 2020 – $968 per oz) and an average realized gold price of $1,874 per oz (Q3 2020 – $1,909 per oz).

Aurizona had a strong finish to the year in Q4 2020, with the highest production, grade and tonnes processed during 2020. Recoveries improved during the Quarter following commissioning of the new carbon-in-leach (“CIL”) circuit and averaged 90.6%.

With total 2020 production of 130,237 oz of gold (2019 – 75,282 oz, including gold produced during commissioning prior to achieving commercial production on July 1, 2019), Aurizona exceeded the upper end of production guidance, which was forecast at 120,000 to 130,000 oz of gold. AISC was $926 per oz sold, compared to guidance of $1,000 to $1,050 per oz, due in part to favourable foreign exchange rates and deferred waste stripping and other capital projects.

During 2020 Aurizona had three lost-time injuries, achieving LTIFR and TRIFR of 1.0 and 3.1, respectively.

Exploration and development

The Company spent $1.5 million on exploration during the Quarter. The Company concluded a 23,916m program (52 holes) on the Piaba deposit to increase confidence in the continuity of mineralization, expand the underground mineral resources and upgrade the classification of the resources from Inferred to Indicated to support the underground PFS that is underway. At the Genipapo target, a third phase of exploration was carried out during the Quarter including 2,430 m of reverse circulation drilling (25 holes), which completed the 2020 program (5,761 m in 75 holes) on that target. Additional drilling activities included completion of 5,151 m (24 holes) at the Touro target and 787 m (4 holes) within the Piaba Trend between the Piaba and Tatajuba deposits. Exploration expenditure for the year totalled $5.3 million, of which $1.6 million was allocated to sustaining capital with the remainder as non-sustaining.

During Q4 2020, the Company spent $10.6 million of sustaining capital primarily related to the planned tailings storage facility (“TSF”) raise and capitalized stripping. The Company spent $1.1 million of non-sustaining capital on exploration during the Quarter.

During 2020, the Company spent $24.4 million of sustaining capital primarily for the TSF raise and capitalized stripping, and $4.7 million on non-sustaining capital expenditures.

Outlook

Aurizona production for 2021 is estimated at 120,000 to 130,000 oz of gold with cash costs of $720 to $770 per oz and AISC of $1,075 to $1,125 per oz.

AISC for 2021 includes $46 million budgeted for sustaining capital, allocated primarily to $27 million in capitalized waste stripping and $15 million for the next planned TSF raise. Non-sustaining capital of $4 million is directed to exploration, and completion of the Piaba underground PFS.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Fazenda Gold Mine, Bahia, Brazil

Equinox Gold acquired Fazenda on March 10, 2020 as part of the Leagold Merger. Fazenda is located in Bahia State, Brazil and has been in operation for more than two decades. Fazenda is primarily an underground operation complemented with some small open pits.

Operating and financial results for the three months and year ended December 31, 2020

		Three months ended			Year ended
Operating data	Unit	December 31, 2020	September 30, 2020	June 30, 2020	December 31, 2020(1)
Ore mined – underground	kt	302	318	317	1,014
Tonnes processed	kt	332	340	333	1,087
Average gold grade processed	g/t	1.91	1.51	1.44	1.63
Recovery	%	89.9	91.4	90.3	90.6
Gold produced	oz	18,196	15,118	13,954	51,611
Gold sold	oz	18,237	15,346	14,151	51,056

Financial data
Revenue	M$	34.0	29.2	24.1	92.4
Cash costs(2)	M$	13.3	11.8	10.9	37.6
Sustaining capital(2)	M$	2.7	0.6	1.3	4.8
Reclamation expenses	M$	0.1	0.1	0.4	0.7
Total AISC(2)	M$	16.1	12.5	12.6	43.1
AISC contribution margin(2)	M$	17.9	16.7	11.5	49.3
Non-sustaining capital(2)	M$	(2.1)	(1.5)	(0.8)	(4.6)
Mine free cash flow(2)	M$	15.8	15.2	10.7	44.7

Unit analysis
Realized gold price per ounce sold	$/oz	1,859	1,902	1,701	1,807
Cash cost per ounce sold(2)	$/oz	728	767	773	737
AISC per ounce sold(2)	$/oz	881	816	891	844
Mining cost per tonne mined	$/t	20.84	15.33	17.41	17.60
Processing cost per tonne processed	$/t	12.66	10.72	9.94	10.86
G&A cost per tonne processed	$/t	5.59	4.00	4.35	4.57

(1)

Fazenda was acquired as part of the Leagold Merger. As such, comparative figures from previous quarters are not presented. Operating and financial results for the three months ended March 31, 2020 (“Q1 2020”) are for the period from March 10 to March 31, 2020.

(2)

Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q4 and 2020 Analysis

Production

During Q4 2020, Fazenda produced 18,196 oz of gold (Q3 2020 – 15,118 oz) and sold 18,237 oz (Q3 2020 – 15,346 oz), realizing revenue of $34.0 million (Q3 2020 – $29.2 million) for the Quarter, at an AISC of $881 per oz (Q3 2020 – $816 per oz) and an average realized price of $1,859 per oz (Q3 2020 – $1,902 per oz).

Plant feed grades in Q4 2020 of 1.91 g/t were higher than in Q3 2020 of 1.51 g/t following improvements in grade control and higher than expected grades in some mining blocks. Costs were higher in Q4 2020 than the previous quarter due in part to refurbishment of equipment as well as sustaining capital expenditures that had been deferred from Q3 2020.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

With total 2020 production attributable to Equinox Gold of 51,611 oz gold, Fazenda achieved the lower end of production guidance, which was forecast at 50,000 to 55,000 oz of gold. AISC in 2020 was $844 per oz gold sold, compared to guidance of $925 to $975 per oz, largely as the result of favourable foreign exchange rates and fuel costs and the deferral of some expenditures due to staffing constraints and mine plan sequencing.

During 2020 Fazenda had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 2.1, respectively.

Exploration and development

The Company drilled 8,523 m during the Quarter, completing a 33,541-m program (212 holes) focused on reserve replacement adjacent to existing mine infrastructure. An additional 5,832 m was drilled from surface as part of an accelerated reserve replacement program focused on the potential for delineation of additional reserves hosted in the Canto 2 Sequence. Exploration expenditure for the year totalled $2.2 million, which was all non-sustaining.

During Q4 2020, sustaining capital expenditures of $2.7 million focused primarily on underground development as well as a scheduled TSF raise. Non-sustaining capital of $2.1 million was related to underground development of the Canto Sequence.

During 2020, the Company spent $4.8 million of sustaining capital at Fazenda, focused primarily on capitalized stripping and underground development, the TSF raise and mine and plant equipment. During 2020, the company spent $4.6 million of non-sustaining capital, primarily for exploration and underground development of the Canto Sequence.

Outlook

Fazenda production for 2021 is estimated at 60,000 to 65,000 oz of gold with cash costs of $820 to $870 per oz and AISC of $1,075 to $1,125 per oz.

AISC for 2021 includes $15 million of sustaining capital allocated primarily to $8 million for underground development and equipment and $4 million in open-pit waste stripping. Non-sustaining capital of $2 million relates entirely to exploration.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

RDM Gold Mine, Minas Gerais, Brazil

Equinox Gold acquired RDM on March 10, 2020 as part of the Leagold Merger. RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.

Operating and financial results for the three months and year ended December 31, 2020

		Three months ended			Year ended
Operating data	Unit	December 31, 2020	September 30, 2020	June 30, 2020	December 31, 2020(1)
Ore mined	kt	680	686	569	1,981
Waste mined	kt	6,310	5,947	5,345	18,218
Open pit strip ratio	w:o	9.28	8.67	9.39	9.19
Tonnes processed	kt	714	662	688	2,218
Average gold grade processed	g/t	0.92	0.97	1.09	0.97
Recovery	%	86.4	86.7	84.0	85.6
Gold produced	oz	18,068	18,008	19,578	59,354
Gold sold	oz	18,263	18,675	19,018	58,723

Financial data
Revenue	M$	34.1	35.7	32.5	106.6
Cash costs(2)	M$	19.2	16.7	14.1	51.8
Sustaining capital(2)	M$	3.7	1.6	3.2	8.8
Reclamation expenses	M$	0.1	0.2	0.2	0.5
Total AISC(2)	M$	23.0	18.5	17.5	61.1
AISC contribution margin(2)	M$	11.1	17.2	15.0	45.5
Care and maintenance	M$	-	-	-	0.5
Non-sustaining capital(2)	M$	-	-	-	0.5
Mine free cash flow(2)	M$	11.1	17.2	15.0	44.5

Unit analysis
Realized gold price per ounce sold	$/oz	1,857	1,901	1,698	1,805
Cash cost per ounce sold(2)	$/oz	1,050	894	740	882
AISC per ounce sold(2)	$/oz	1,261	992	917	1,041
Mining cost per tonne mined	$/t	1.58	1.62	1.68	1.64
Processing cost per tonne processed	$/t	9.03	8.59	7.66	8.52
G&A cost per tonne processed	$/t	2.37	2.08	1.28	1.98

(1)

RDM was acquired as part of the Leagold Merger. As such, comparative figures for previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)

Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q4 and 2020 Analysis

Production

During Q4 2020, RDM produced 18,068 oz of gold (Q3 2020 – 18,008 oz) and sold 18,263 oz (Q3 2020 – 18,675 oz), realizing revenue of $34.1 million (Q3 2020 – $35.7 million) for the Quarter, at an AISC of $1,261 per oz (Q3 2020 – $992 per oz) and an average realized price of $1,857 per oz (Q3 2020 – $1,901 per oz).

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

RDM performed well in Q4 2020, with good productivity and grades, although recoveries were slightly lower than Q3 2020 due to the type of ore mined during December. AISC for Q4 2020 was higher than previous quarters as the result of commencing a large stripping campaign that will continue into 2021.

With total 2020 production attributable to Equinox Gold of 59,354 oz gold, RDM exceeded the upper end of production guidance, which was forecast at 50,000 to 55,000 oz of gold. RDM implemented a number of optimizations during 2020 to stabilize recoveries, which improved quarter-over-quarter, including new plant process automation and improvement blast fragmentation and grind size. AISC in 2020 was $1,041 per oz sold, compared to guidance of $1,000 to $1,050 per oz sold, largely the result of favourable foreign exchange rates offsetting a higher amount of capitalized stripping classified as sustaining.

During 2020 RDM had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 2.9, respectively.

Development

Sustaining capital expenditures in Q4 2020 were $3.7 million, related primarily to capitalized stripping.

During 2020, the Company spent $8.8 million on sustaining capital expenditures, focused primarily on capitalized stripping. The Company spent $0.6 million of non-sustaining capital during the year, allocated primarily to capitalized stripping.

Outlook

RDM production for 2021 is estimated at 55,000 to 60,000 ounces of gold with cash costs of $1,000 to $1,050 per oz and AISC of $1,175 to $1,225 per oz.

AISC at RDM in 2021 includes sustaining capital of $10 million to increase capacity of the TSF. Non-sustaining capital of $35 million relates entirely to capitalized stripping for a major expansion pushback of the main open-pit, providing improved access to the ore body in future years.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Pilar Gold Mine, Goiás, Brazil

Equinox Gold acquired Pilar on March 10, 2020 as part of the Leagold Merger. Pilar is located in Goiás State, Brazil, and began operations in October 2014. The operation consists of two underground mines feeding a carbon-in-pulp plant.

Operating and financial results for the three months and year ended December 31, 2020

		Three months ended			Year ended
Operating data	Unit	December 31, 2020	September 30, 2020	June 30, 2020	December 31, 2020(1)
Ore mined	kt	216	191	158	597
Tonnes processed	kt	390	375	355	1,205
Average gold grade processed	g/t	0.88	0.90	0.85	0.88
Recovery	%	90.7	91.8	91.0	91.0
Gold produced	oz	9,980	9,940	8,646	30,923
Gold sold	oz	10,071	10,003	8,750	30,656

Financial data
Revenue	M$	18.8	19.1	15.0	55.8
Cash costs(2)	M$	11.2	10.3	7.9	31.1
Sustaining capital(2)	M$	0.7	0.7	1.3	3.0
Reclamation expenses	M$	0.2	0.2	0.2	0.8
Total AISC(2)	M$	12.1	11.2	9.4	34.9
AISC contribution margin(2)	M$	6.7	7.9	5.6	20.9
Care and maintenance	M$	-	-	(0.6)	(0.7)
Non-sustaining capital(2)	M$	(0.4)	(0.3)	(0.1)	(0.7)
Mine free cash flow(2)	M$	6.3	7.6	4.9	19.5

Unit analysis
Realized gold price per ounce sold	$/oz	1,855	1,901	1,707	1,810
Cash cost per ounce sold(2)	$/oz	1,109	1,029	901	1,016
AISC per ounce sold(2)	$/oz	1,202	1,121	1,077	1,139
Mining cost per tonne mined	$/t	24.93	29.53	22.70	26.22
Processing cost per tonne processed	$/t	8.51	7.53	7.48	7.90
G&A cost per tonne processed	$/t	4.06	3.43	3.63	3.62

(1)

Pilar was acquired as part of the Leagold Merger. As such, comparative figures for previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)

Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q4 and 2020 Analysis

Production

During Q4 2020, Pilar produced 9,980 oz of gold (Q3 2020 – 9,940 oz) and sold 10,071 oz (Q3 2020 – 10,003 oz), realizing revenue of $18.8 million (Q3 2020 – $19.1 million) for the Quarter, at an AISC of $1,202 per oz (Q3 2020 – $1,121 per oz) and an average realized price of $1,855 per oz (Q3 2020 – $1,901 per oz).

Pilar continued to experience variable grades of ore being fed from two underground sources and a low-grade stockpile in Q4 2020, which was partially offset by higher than forecast tonnes processed and good recoveries consistently above 90%.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Although Q4 2020 AISC benefited from favourable foreign exchange rates and were in line with forecast, the savings were partially offset by higher maintenance costs to improve fleet availability and costs related to the planned TSF raise that were deferred from Q1 2020 as the result of excessive rain.

With total 2020 production attributable to Equinox Gold of 30,923 oz gold, Pilar exceeded the upper end of production guidance, which was forecast at 25,000 to 30,000 oz of gold, despite government-mandated restrictions during March and April related to COVID-19. AISC per oz sold in 2020 was $1,139, compared to guidance of $1,200 to $1,300 per oz, largely the result of favourable foreign exchange rates.

During 2020 Pilar had two lost-time injuries, achieving LTIFR and TRIFR of 1.6 and 3.1, respectively.

Exploration and development

The Company drilled 3,844 m in eight holes during Q4 2020, focused on reserve replacement adjacent to existing mine infrastructure. Exploration expenditures for the year totalled $0.5 million, which was allocated to non-sustaining capital.

The TSF raise and underground mine development account for the majority of the $0.7 million in sustaining capital spent during the Quarter. Non-sustaining capital expenditures during the Quarter were only $0.4 million since the Company has not yet gained access to certain land required to complete permitting the Três Buracos deposit.

During 2020, the Company spent $3.5 million of sustaining capital, focused primarily on underground development and the TSF raise. Non-sustaining capital expenditures in 2020 totalled $0.6 million.

Outlook

Pilar production for 2021 is estimated at 35,000 to 40,000 oz of gold with cash costs of $1,200 to $1,300 per oz and AISC of $1,400 to $1,500 per oz.

AISC at Pilar in 2021 includes sustaining capital of $7 million for underground development. The Company has not allocated any non-sustaining capital to Pilar during 2021. While the Company continues to advance environmental studies, permitting and land access activities related to the Três Buracos deposit, mining of the deposit is not expected to commence until the end of 2021.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Castle Mountain Gold Mine, California, USA

Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004 when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and completed a PFS for the project in July 2018 with the intention of restarting operations, outlining a two-phase development plan with average annual production of approximately 40,000 oz of gold during Phase 1 and an expansion to 200,000 oz of gold during Phase 2 operations. The Company commenced Phase 1 construction on October 30, 2019, poured first gold on October 15, 2020 and commenced commercial production on November 21, 2020.

Operating and financial results for the three months and year ended December 31, 2020

Operating data	Unit	November 21 to December 31, 2020(1)
Ore mined and stacked to leach pad	kt	1,197
Waste mined	kt	130
Open pit strip ratio	w:o	0.11
Average gold grade stacked to leach pad	g/t	0.33
Gold produced	oz	5,338
Gold sold	oz	3,339

Financial data
Revenue	M$	6.2
Cash costs(2)	M$	2.9
Sustaining capital(2)	M$	-
Total AISC(2)	M$	2.9
AISC contribution margin(2)	M$	3.3
Non-sustaining capital(2)	M$	-
Mine free cash flow(2)	M$	3.3

Unit analysis
Realized gold price per oz sold	$/oz	1,867
Cash cost per oz sold(2)	$/oz	873
AISC per oz sold(2)	$/oz	873
Mining cost per tonne mined	$/t	2.01
Processing cost per tonne processed	$/t	0.97
G&A cost per tonne processed	$/t	1.50

(1)	Castle Mountain commenced commercial production on November 21, 2020. Gold produced includes 1,523 oz poured and sold prior to commencement of commercial production.
(2)

Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q4 and 2020 Analysis

Production

The Company completed Castle Mountain construction with no lost-time incidents. The Company continued to ramp up mine production in Q4 2020, completed plant commissioning and declared commercial production on November 21, 2020.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

During Q4 2020, Castle Mountain produced 5,338 oz of gold and sold 3,339 oz of gold, realizing revenue of $6.2 million for the Quarter, at an AISC of $873 per oz and an average realized price of $1,867 per oz. Gold produced includes 1,523 oz poured and sold during commissioning and ramp-up of operations.

AISC per oz of gold sold was higher than guidance of $750 to $800 per oz reflecting ongoing improvements to operations and infrastructure. COVID-19 delays slightly impacted commissioning and ramp up of gold production.

During 2020 Castle Mountain had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 0.0, respectively.

Exploration and development

The Company did not undertake any exploration programs at Castle Mountain during 2020.

The Company’s construction spend during 2020 was $45.4 million, which includes $11.6 million of pre-production inventory. The total spend to complete construction, including capital spent in 2019, was $56.1 million, net of pre-production inventory. Non-sustaining capital for the year totalled $51.9 million, of which $6.5 million related to non-sustaining exploration expenses on the Phase 2 feasibility study.

Outlook

Castle Mountain production for 2021 is estimated at 30,000 to 40,000 ounces of gold with cash costs of $725 to $775 per ounce and AISC of $1,100 to $1,150 per ounce.

AISC at Castle Mountain in 2021 includes sustaining capital of $14 million primarily comprising $9 million for a leach pad expansion that will accommodate the entirety of Phase 1 operations and $3 million for plant optimization.

Equinox Gold is finalizing a feasibility study for the Phase 2 expansion at Castle Mountain, as described in Development Projects below. Non-sustaining capital of $10 million budgeted for Castle Mountain in 2021 includes $7 million to complete the feasibility study and commence permitting for the expansion and $2 million to construct an assay lab on site.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Los Filos Gold Mine, Guerrero, Mexico

Equinox Gold acquired Los Filos on March 10, 2020 as part of the Leagold Merger. The Los Filos gold mine is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise two open pits (Los Filos and Bermejal), one underground mine (Los Filos) and secondary recovery from previously leached ores. Ore from these deposits is processed using heap leach recovery. An expansion project is planned in order to increase annual production and extend the mine life, including the addition of an underground mine (Bermejal), another open pit (Guadalupe) and a CIL plant to operate concurrently with the existing heap leach operation.

Operating and financial results for the three months and year ended December 31, 2020

		Three months ended			Year ended
Operating data	Unit	December 31, 2020	September 30, 2020	June 30, 2020	December 31, 2020(1)
Ore mined – open pit	kt	-	418	36	496
Waste mined – open pit	kt	399	3,896	623	7,065
Open pit strip ratio	w:o	-	9.33	17.43	14.25
Average open pit gold grade	g/t	-	0.36	0.23	0.34
Ore mined – underground	kt	-	115	29	191
Average underground gold grade	g/t	1.83	4.09	3.54	4.00
Ore re-handled for secondary leaching	kt	403	2,477	812	4,547
Gold produced	oz	13,615	17,530	17,691	58,453
Gold sold	oz	13,740	19,757	18,170	59,135

Financial data
Revenue	M$	26.4	37.2	30.6	105.9
Cash costs(2)	M$	14.2	22.5	14.4	57.8
Sustaining capital(2)	M$	3.2	4.3	3.0	11.2
Reclamation expenses	M$	0.1	0.2	0.1	0.4
Total AISC(2)	M$	17.5	27.0	17.5	69.4
AISC contribution margin(2)	M$	8.9	10.2	13.1	36.5
Care and maintenance	M$	(16.7)	(6.4)	(19.0)	(42.1)
Non-sustaining capital(2)	M$	(2.9)	(7.0)	(2.6)	(16.6)
Mine free cash flow(2)	M$	(10.7)	(3.2)	(8.5)	(22.2)

Unit analysis
Realized gold price per ounce sold	$/oz	1,932	1,878	1,675	1,786
Cash cost per ounce sold(2)	$/oz	1,035	1,139	795	978
AISC per ounce sold(2)	$/oz	1,271	1,368	962	1,173
Mining cost per tonne mined – open pit	$/t	1.85	1.79	1.79	1.65
Mining cost per tonne mined – underground	$/t	168.60	72.26	67.42	68.36
Processing cost per tonne processed	$/t	n/a	5.06	8.04	5.90
G&A cost per tonne processed	$/t	n/a	1.21	0.99	1.00

(1)

Los Filos was acquired as part of the Leagold Merger. As such, comparative figures to previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.

(2)

Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Q4 and 2020 Analysis

Production

During Q4 2020, Los Filos produced 13,615 oz of gold (Q3 2020 – 17,530 oz) and sold 13,740 oz (Q3 2020 – 19,757 oz), realizing revenue of $26.4 million (Q3 2020 – $37.2 million) for the Quarter, at an AISC of $1,271 per oz (Q3 2020 – $1,368 per oz) and an average realized price of $1,932 per oz (Q3 2020 – $1,878 per oz).

Mining and development activities were suspended in early September due to a blockade from members of one of the three primary communities from which the mine draws its workforce. The blockade was removed in late December and access to the mine was restored. The Company began a staged restart following removal of the blockade and poured 13,615 oz in December from the gold adsorbed in carbon during the suspension.

Los Filos 2020 production attributable to Equinox Gold totalled 58,453 oz of gold. Production was lower than expected as the result of a temporary suspension of mining activities for the majority of Q2 2020 in compliance with government-mandated restrictions related to COVID-19, and again from the community blockade from early September through late December 2020. The suspensions also interrupted development activities, delaying access to higher-grade ore that was expected to contribute to 2020 production. Los Filos guidance was withdrawn on November 9, 2020, since the Company could not forecast timing for the restart of operations.

Los Filos AISC for 2020 was $1,189 per oz of gold sold, reflecting the reduction in ounces produced. Costs directly associated with the temporary suspension and restart of activities were recorded as care and maintenance and excluded from AISC.

During 2020 Los Filos had one lost-time injury, achieving LTIFR and TRIFR of 0.3 and 4.4, respectively.

Exploration and development

All on-site development and exploration activities were suspended for the majority of Q2 2020 and from September through December. Exploration activities recommenced in January 2021.

During Q4 2020, as a result of the suspension, sustaining capital expenditures were only $3.2 million, primarily for equipment refurbishments. The Company continued to advance technical studies related to the planned expansion, as described in Development Projects below. Non-sustaining capital expenditures of $2.9 million during the Quarter related primarily to off-site engineering, design and feasibility study work.

During 2020, the Company spent $11.2 million of sustaining capital expenditures and $16.5 million of non-sustaining capital, both related primarily to stripping of the Guadalupe open pit.

Outlook

Representatives from Los Filos continue to meet regularly with community leaders to reach consensus on the remaining items related to benefits provided under the community’s social collaboration agreement.

Los Filos production for 2021 is estimated at 170,000 to 190,000 oz of gold, with production weighted heavily toward the second half of the year. Production will gradually increase during Q1 2021 as mining activities and leaching ramp up following the December restart, and also increase quarter-over-quarter as development activities provide access to higher-grade ore from the Guadalupe open pit. Additional ore will be sourced from the Bermejal underground deposit upon commencement of underground development, which is on hold pending finalization of the community social collaboration agreement.

Cash costs and AISC are expected to be higher at the start of the year and lower in H2 2021 as grade and production increases, with full-year cost guidance estimated at cash costs of $1,125 to $1,200 per oz sold, with AISC of $1,330 to $1,390 per oz sold.

Capital investments at Los Filos during 2021 will set the stage for production growth and mine life extension, with a total budget of $133 million for the year. AISC includes $38 million of sustaining capital, with $13 million allocated for fleet refurbishment and processing equipment, $9 million for development at the Los Filos underground mine and $13 million for capitalized stripping of the Los Filos and Guadalupe open pits.

Non-sustaining capital of $95 million relates to the expansion project and was in part deferred from 2020, including $48 million for Bermejal underground development, $10 million for pre-stripping of the Guadalupe open pit and $25 million for fleet rebuilds and new equipment. In addition, $9 million is directed to exploration and Los Filos underground development.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

DEVELOPMENT PROJECTS

Santa Luz Gold Mine, Bahia, Brazil

The Company announced construction of Santa Luz on November 9, 2020 with an approved budget of $103 million.

Santa Luz is a past-producing open-pit mine in Bahia State, Brazil, that commenced operations in mid-2013 but was placed on care and maintenance in September 2014 due in part to lower than planned gold recovery. Following its acquisition of Santa Luz in May 2018, Leagold completed an updated feasibility study incorporating resin-in-leach processing to increase gold recovery.

Following its acquisition of Leagold, Equinox Gold continued reviewing plans for the Santa Luz restart and published its results on November 9, 2020, outlining the design of a mine that is expected to produce 903,000 oz of gold and generate $436 million in after-tax net cash flow (at the base case $1,500 per oz gold price) over an initial 9.5-year mine life, with additional upside from underground Mineral Resources.

Q4 2020 analysis and outlook

As a brownfields past-producing mine, the majority of site services and infrastructure is already in place at Santa Luz. Primary activities to restart the mine include refurbishing existing infrastructure, retrofitting the plant, installing additional grinding capacity and increasing the storage capacities of the existing tailings and water storage facilities.

Work during the Quarter focused on earthworks to prepare site areas for concrete pours in Q1 2021. Assembly of the concrete batch plant was completed and the cement silo erected, and fabrication at the on-site vendor shops has begun. Refurbishment of the existing process plant is underway and tailings and water storage facility raise engineering is nearing completion. The general contractor agreement with MIP Engenharia was signed during the Quarter and personnel mobilization was initiated, with site office mobilization complete. Mining contractor negotiations are ongoing.

Of the $103 million total capital cost for the project, the Company had $6.7 million in committed contracts and project incurred $3.5 million as of December 31, 2020. The project is on schedule, with completion of construction expected by year-end 2021 and commissioning and first gold pour in Q1 2022.

Castle Mountain Gold Mine, California, USA

With Phase 1 operations underway, the Company is focused on optimizing Phase 1 operations while completing the feasibility study for the Phase 2 expansion. The feasibility study is targeted for completion in Q1 2021 at which point the Company will commence expansion permitting. While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, will require amendments to the Company’s Mine and Reclamation Plan (Plan of Operation) for the Project.

Aurizona Underground Studies, Brazil

In May 2020 the Company announced the results of a positive PEA for potential underground development of the Piaba deposit at Aurizona. It is anticipated that the underground deposit could be mined and processed concurrently with mill feed from the open pit at Aurizona, resulting in a higher average mill feed grade. The underground mine would use and benefit from the existing process plant and other infrastructure currently used by the operating open-pit mine including power, water and current and expanded tailings storage facilities.

Over an estimated ten-year mine life, the underground mine has the potential to produce 740,500 oz of gold in addition to existing open-pit production, with an after-tax NPV5% of $122 million and IRR of 25% at the base case gold price of $1,350 per oz ($228 million and 38%, respectively, at $1,620 per oz).

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Q4 2020 analysis and outlook

In Q4 2020, the Company commenced a PFS for potential development of an underground mine at Aurizona. As contemplated, the underground mine would operate concurrently with the open-pit mine, providing higher-grade ore feed to the existing process plant, and would benefit from infrastructure currently used by the operating open-pit mine including power, water and the current and expanded TSFs. The PFS is targeted for completion in Q4 2021.

The Company drilled a total of 23,916 metres in 52 holes during 2020 to increase confidence in the continuity of mineralization, expand the underground Mineral Resources and upgrade the classification of the resources from Inferred to Indicated to support the PFS. Every hole intersected gold mineralization and 47 of the 49 holes, for which assays have been received thus far, intersected significant gold mineralization. The 2020 drill program tested the deposit to depths of 1,000 m below surface and results to date have shown that the deposit remains open at depth. Assay results were reported in an Equinox Gold press release on January 18, 2021.

Work to support the PFS is underway including in-fill drilling, resource estimation and early-stage mine planning. The Company has planned an additional $1.0 million exploration spend (approximately 7,000 m) for 2021 focused on the underground deposit. Geotechnical and hydrogeological work is well advanced and expected to be complete in Q1 2021.

Los Filos Gold Mine, Guerrero, Mexico

The Company is planning an expansion of the Los Filos gold mine complex including enlarging the Los Filos open pit, developing a second underground mine (Bermejal), adding a new open pit (Guadalupe) and constructing a new CIL plant to process higher-grade ore. The expansion is expected to increase Los Filos production to more than 350,000 oz of gold per year.

Q4 2020 analysis and outlook

Initial mining in the Guadalupe open pit and preparatory work for Bermejal underground mining continued to be suspended throughout the Quarter due to the community blockade. Guadalupe pre-stripping recommenced in late December following removal of the community blockade; Bermejal underground development is suspended until finalization of the community social collaboration agreement with the Carizalillo community.

Engineering and optimization studies related to the new CIL plant continued through Q4 2020. Mine planning and scheduling is also being updated to reflect the larger, more efficient plant size, optimized plant layout and higher gold prices as well as identifying additional ore to expand the current heap leach operations. This update is expected to allow for conversion of additional ounces from Mineral Resources to Mineral Reserves, which would extend the mine life. As with the Bermejal underground expansion, a decision about moving forward with the CIL plant construction will depend on successful resolution of the community social collaboration agreement with the Carizalillo community.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

HEALTH, SAFETY, ENVIRONMENT & COMMUNITY

Health & Safety

Equinox Gold had one lost-time injury during the Quarter over more than 2.9 million hours worked, and a total of nine lost-time injuries during for full-year 2020 over more than 13 million hours worked. Equinox Gold’s LTIFR at the end of 2020 is 0.69 per million hours worked. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, is 3.67 for the year. Both the LTIFR and TRIFR are well below the targets set for 2020, which were based on a 10% reduction from 2019 full-year results. The LTIFR was 27% below target and the TRIFR was 24% below target.

COVID-19 has continued to provide additional health and safety challenges. Equinox Gold took early precautionary measures at all of its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety and economic wellbeing of the Company’s workforce and local communities. During Q4 2020 the Company expanded testing to include the Corporate Office, and continued with routine COVID-19 testing at all of its mine sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. While all of the Company’s sites have experienced some cases of COVID-19, the vast majority of cases have been asymptomatic.

Environment

In total, there were 48 environmental incidents reported during the Quarter with only four considered “significant” as defined by the Company’s policies, and all of the “significant” incidents were determined to have “moderate” consequence.

Two of these incidents related to spills: one lime spill at Castle Mountain and one cyanide spill at Los Filos. The incidents were reported to the relevant authorities and no further action is pending. The two remaining incidents were related to wildlife mortalities from ingestion of cyanide. Perimeter security on the relevant areas at Castle Mountain and Los Filos has been rechecked and improved where needed.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

COMMUNITY DEVELOPMENT AND ESG REPORTING

Community Development

Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. The Company maintains formal systems to identify stakeholders and communities of interest and strives to maintain strong local relationships by meeting regularly with host communities to discuss activities, report on environmental performance and discuss concerns. At all operations, dedicated community departments seek local feedback, particularly where improvements are needed and collaborative solutions can be implemented.

In 2020, the COVID-19 pandemic had a significant impact on the Company’s community engagement and investment programs across all operations. The Company proactively communicated with community leaders and other local authorities about the health and safety protocols adopted by the mine sites, and collaboratively identified ways to support both the health and economic wellbeing of local communities.

Many of Equinox Gold’s community activities were temporarily suspended in 2020 due to the pandemic, such as site visits, school and community events and some hands-on training programs. Other activities have continued with the implementation of appropriate health and safety protocols as well as on-line tools.

A highlight of Equinox Gold’s 2020 community investment program and an example of partnership and collaboration among the Aurizona mine and state and municipal governments was construction of the Dona Izabel Andrade Elementary School for the community of Aurizona, completed during Q4 2020. Equinox Gold also supported community infrastructure works such as the construction of an auditorium in Mezcala, one of the host communities at Los Filos. The community auditorium was completed in the summer of 2020.

Environmental, Social & Governance (ESG) Reporting

In 2020 the Company held a series of management sessions, facilitated by external consultants, to define its sustainability strategy and approach to managing ESG issues and priorities. The senior management team discussed topics such as ethics and business conduct, inclusion and diversity, risk management, local employment and procurement, community engagement and investment, biodiversity, tailings and waste management, water usage and climate change. As a result, the Company developed a work plan that identifies commitments, key performance indicators and targets for external reporting going forward. In 2020 the Company also started publishing select ESG data quarterly on its website. Equinox Gold looks forward to expanding its ESG disclosure process to facilitate an increased level of engagement and discussion with the Company’s stakeholders.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

CORPORATE

Mergers and Acquisitions

Acquisition of Premier Gold Mines Limited

On December 16, 2020, Equinox Gold announced that it had entered in a definitive agreement with Premier whereby Equinox Gold will acquire all of the outstanding shares of Premier (the “Premier Transaction”). On closing of the Premier Transaction, Premier shareholders will receive 0.1967 of an Equinox Gold share for each Premier share hold, such that existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, respectively, on an issued share basis.

Equinox Gold will retain Premier’s interest in the producing Mercedes Mine in Mexico, the construction-ready Hardrock Project in Ontario, Canada, and the exploration-stage Hasaga and Rahill-Bonanza properties in Red Lake, Ontario.

Concurrent with the completion of the Premier Transaction, Premier will spin-out to Equinox Gold and to shareholders shares of a newly created US-focused gold production and development company to be called i-80 Gold Corp. (“i-80 Gold”, and together with the Agreement, the “Premier Transaction”) that will own the South-Arturo and McCoy-Cove properties and will complete Premier’s previously announced acquisition of the Getchell Project, all in Nevada. Upon completion of the Premier Transaction and prior to giving effect to the issuance of any i-80 Gold shares in connection with any equity financing or acquisition to be completed by i-80 Gold, Equinox Gold and existing shareholders of Premier will own 30% and 70% of i-80 Gold, respectively.

Merger with Leagold

The Company completed its merger with Leagold (the “Leagold Merger”) on March 10, 2020. Leagold shareholders received 0.331 of an Equinox Gold common share for each Leagold share held. The transaction resulted in the issuance of 94,635,765 common shares to the former shareholders of Leagold. In addition, each Leagold warrant and option became exercisable into Equinox Gold common shares, as adjusted in accordance with the exchange ratio.

In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of the acquisition, as detailed in note 5 to the annual consolidated financial statements.

Concurrent Financings

Concurrent with closing of the Leagold Merger, Equinox Gold completed a $670 million debt and equity financing package (the “Merger Refinancing”) comprising a $40 million at-market equity investment, a $130 million subordinated convertible debenture issued to Mubadala, a $400 million senior corporate revolving credit facility and a $100 million senior amortizing term loan.

Ross Beaty subscribed for $36 million of the $40 million private placement, allowing him to maintain his approximately 9% stake in the Company. Under the private placement, Equinox Gold common shares were issued at a price of C$8.15 per share, which was the TSX closing price of Equinox Gold shares the day before announcement of the Leagold Merger.

To refinance pre-merger debt and credit facilities of both Equinox Gold and Leagold, a syndicate of banks led by The Bank of Nova Scotia, Société Générale, Bank of Montreal, and ING Capital LLC provided a 4-year senior revolving credit facility of $400 million and a 5-year senior amortizing term loan of $100 million. The senior credit facility bears interest at LIBOR plus 2.5% – 3.75%, depending on leverage ratio. No principal payments are due on the $100 million senior amortizing term loan until September 2021. The Credit Facility is secured by first-ranking security over all present and future property and assets of the Company.

Mubadala subscribed for $130 million in a new subordinated 5-year convertible debenture bearing interest at 4.75% and convertible into Equinox Gold common shares at a fixed US$ price of $7.80 per share, for an approximate 25% premium over Equinox Gold’s C$8.15 share price the day before announcement of the Leagold Merger. Security for the convertible notes includes a charge over all present and future property and assets of the Company and is subordinate to the Credit Facility.

Exercise of Warrants and Options

During the year, the Company received proceeds of $171.5 million from the exercise of warrants and options.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Pacific Road Anti-dilution Right

On April 9, 2020, the Company received proceeds of and issued $9.3 million in convertible notes (the Notes”) and $2.9 million in common shares to funds managed by Pacific Road Resources Funds (“Pacific Road”) pursuant to Pacific Road’s pre-existing non-dilution right related to an investment agreement dated May 7, 2015. The Notes were issued on the same terms as the $130 million convertible debenture issued to Mubadala and described further below.

Appointments

On September 1, 2020, Doug Reddy was promoted from EVP Technical Services to Chief Operating Officer upon the retirement of the Company’s previous Chief Operating Officer.

Changes to Board of Directors

At the Company’s Annual General Meeting on May 15, 2020, shareholders approved all of the director nominees. Ross Beaty was re-appointed as Chairman, Lenard Boggio, Tim Breen, Gordon Campbell, Wesley Clark, Marshall Koval, Peter Marrone and Neil Woodyer were re-appointed as directors, and Christian Milau and Maryse Bélanger were appointed as new directors.

On June 5, 2020, the Company announced the retirement of Neil Woodyer from the Board of Directors.

On November 2, 2020, the Company announced the appointment of Dr. Sally Eyre to the Company’s Board of Directors, succeeding Mr. Peter Marrone, who stepped down.

Index Inclusions

During the year, as a result of the Company’s increased scale and significantly increased daily trading liquidity, the Company was added to the GDXJ (VanEck Vectors Junior Gold Miners ETF), the GDX (VanEck Gold Miners ETF), the S&P/TSX Composite Index, the S&P/TSX Global Gold Index and the FTSE (Financial Times Stock Exchange) Canada Small Cap Index.

RECENT DEVELOPMENTS

On January 18, 2021, Equinox Gold announced drill results from the 2020 Aurizona exploration program focused on the Piaba Underground deposit and the Genipapo target.

On February 23, 2021, Premier securityholders voted 99.9% to approve the Premier Transaction, which is expected to close in March 2021 subject to certain regulatory approvals, including the approvals of the Mexican Comisión Federal de Competencia Económica, the TSX, the NYSE-A, and other customary closing conditions.

On March 1, 2021, the Company entered into an agreement to acquire 10% of Orion’s current interest in the Hardrock Project for consideration of $51 million plus certain contingent payment obligations (the “Hardrock Transaction”). The Hardrock Transaction is subject to closing of the Company’s acquisition of Premier.

Terms of the Hardrock Transaction include:

•	Payment on closing of $51 million, of which up to $41 million can be paid in shares of Equinox Gold, at the Company’s option; and

•	Assumption of certain contingent payment obligations comprising:

-	$5 million in cash 24 months after a positive mine construction decision for the Hardrock Project; and

-

Delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 oz, 500,000 oz and 700,000 oz from the Hardrock Project.

On March 17, 2021, the Company completed the first tranche of a non-brokered private placement (the “Private Placement”) of subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$67.9 million. The second tranche of the Private Placement is expected to close in late March 2021, for total proceeds to the Company of up to C$75.0 million. The Private Placement is in conjunction with the expected closing of the acquisition of Premier Gold. Each subscription entitled the holder to receive one common share of Equinox Gold. Certain of the Company’s executives and directors subscribed for C$40.4 million in subscription receipts which is a related party transaction.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

FINANCIAL RESULTS

Selected financial results for the three months and year ended December 31, 2020 and 2019(1)

$ amounts in millions, except per share amounts	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenue	$252.6	$119.0	$842.5	$281.7
Operating expenses	(113.1)	(61.0)	(422.3)	(159.2)
Depreciation and depletion	(43.4)	(19.3)	(131.6)	(38.6)
Earnings from mine operations	96.1	38.5	288.6	83.9
Care and maintenance	(29.4)	-	(65.0)	-
Exploration	(2.4)	(1.7)	(11.8)	(8.8)
General and administration	(16.1)	(9.9)	(40.4)	(20.0)
Income from operations	48.2	26.9	171.4	55.1
Other income (expense)	17.5	(32.6)	(129.9)	(68.3)
Net income (loss) before taxes	65.7	(5.7)	41.5	(13.2)
Tax (expense) recovery	24.0	(2.8)	(20.8)	(7.1)
Net income (loss) and comprehensive income (loss)	89.7	(8.5)	20.7	(20.3)
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	0.37	(0.08)	0.10	(0.16)
Diluted	0.30	(0.08)	0.09	(0.16)

(1)

During the three months and year ended December 31, 2019, the Company had only the Mesquite and Aurizona mines in operation, with the Aurizona mine commencing commercial production on July 1, 2019. During the year ended December 31, 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger.

Earnings from mine operations

Revenue for Q4 2020 was $252.6 million (Q4 2019 – $119.0 million) on sales of 134,895 oz (Q4 2019 – 80,330 oz) of gold and for the year ended December 31, 2020 was $842.5 million (year ended December 31, 2019 – $281.7 million) on sales of 471,786 oz (year ended December 31, 2019 – 196,803 oz) of gold. The increase in revenue from comparative periods is primarily due to increased gold ounces sold as the result of acquiring the Leagold mines in March 2020. Sales from the acquired sites contributed 199,570 oz for the period from acquisition on March 10, 2020 to December 31, 2020, generating revenue of $360.7 million. The Company’s Castle Mountain Phase 1 mine also commenced commercial production in November 2020, resulting in an additional 4,862 oz gold sold in the current period. The Company’s realized gold price also increased to $1,871 per oz in Q4 2020 from $1,481 per oz in Q4 2019. For the year ended December 31, 2020, the increase in revenue is also partly attributed to a full year of production from Aurizona, which commenced operations on July 1, 2019.

Operating expenses increased in Q4 2020 to $113.1 million (Q4 2019 – $61.0 million) and for the year ended December 31, 2020 to $422.3 million (year ended December 31, 2019 – $159.2 million). Depreciation and depletion in Q4 2020 was $43.4 million (Q4 2019 – $19.3 million) and for the year ended December 31, 2020 was $131.6 million (year ended December 31, 2019 – $38.6 million). The increase from comparative periods in 2019 is due to expanded operations from the addition of the Leagold mines.

Care and maintenance

Care and maintenance costs in Q4 2020 were $29.4 million and for the year ended December 31, 2020 were $65.0 million (Q4 2019 and year ended December 31, 2019 – $nil). Care and maintenance costs in the Quarter were incurred at Los Filos due to the temporary suspension of operations as a result of a community blockade. Los Filos resumed operations in late December 2020. Care and maintenance costs from earlier in 2020 were largely related to temporary suspensions at the Los Filos, RDM and Pilar mines due to the COVID-19 pandemic.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Exploration

Exploration in Q4 2020 was $2.4 million (Q4 2019 – $1.7 million) and for the year ended December 31, 2020 was $11.8 million (year ended December 31, 2019 – $8.8 million). The increase in exploration expenditures from prior comparative periods is related to increased exploration activity at a larger number of properties.

General and administration

General and administration expenditures in Q4 2020 were $16.1 million (Q4 2019 – $9.9 million) and for the year ended December 31, 2020 were $40.4 million (year ended December 30, 2019 – $20.0 million). The increase from comparative periods in 2019 was primarily due to salaries and wages associated with the increased number of employees as the Company has grown.

Included in general and administration expenditures for the year ended December 31, 2020 was $5.8 million (Q4 2020 – $2.0 million) in costs which are considered one-off in nature and related to the acquisition of Leagold as well as due diligence on a number of opportunities including the Premier Gold acquisition. In addition, general and administration expenditures include $6.8 million (Q4 2020 – $1.5 million) related to non-cash share-based compensation.

Other expense

Other expense comprises finance (including interest) expense, finance income and other income (expense).

Other income for Q4 2020 was $25.5 million (Q4 2019 – other expense of $28.1 million); for the year ended December 31, 2020 other expense was $91.9 million (year ended December 31, 2019 – $52.7 million). Other income in Q4 2020 was largely driven by an unrealized gain on the change in fair value of share purchase warrants of $17.5 million due to a decrease in the Company’s share price since Q3 2020 and an unrealized gain on the change in fair value of foreign exchange contracts of $11.1 million due to appreciation of the Brazilian Réal and Mexican Peso against the US Dollar. For the year ended December 31, 2020, the Company recorded overall losses on the change in fair value of warrants and change in fair value of foreign exchange contracts of $29.9 million and $14.1 million, respectively. The Company also recorded a $35.0 million loss on settlement of gold collar and forward swap contracts and a $12.9 million loss on the change in fair value of gold collar and forward swap contracts outstanding, which were acquired as part of the Leagold Merger.

Finance expense in Q4 2020 was $8.6 million (Q4 2019 – $5.1 million) and for the year ended December 31, 2020 was $39.7 million (year ended December 31, 2019 – $17.5 million). The increase from the prior year is due to more interest expense on a larger balance of debt.

Finance income in Q4 2020 was $0.6 million (Q4 2019 – $0.6 million) and for the year ended December 31, 2020 was $1.8 million (year ended December 31, 2019 – $1.9 million) and relates to interest earned on cash balances.

Tax expense

Tax recovery in Q4 2020 was $24.0 million (Q4 2019 – $2.8 million expense). Tax expense for the year ended December 31, 2020 was $20.8 million (year ended December 31, 2019 – $7.1 million recovery). Tax recovery in the Quarter was comprised of current tax expense of $9.7 million and a deferred tax recovery of $33.7 million. The net tax recovery in the period was largely due to appreciation of the Mexican Peso and Brazilian Real which decreased the value of deferred income tax liabilities recorded at December 31, 2020. Tax expense for the year ended December 31, 2020 was comprised of current tax expense of $35.0 million and a deferred tax recovery of $14.2 million. The increase in net tax expense from prior year was due to increased taxable income as the result of increased income from owning five additional operating mines.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Selected quarterly information

The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2020:

$ amounts in millions, except per share amounts	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Revenue	$252.6	$244.5	$215.4	$130.0
Operating costs	(113.1)	(119.7)	(113.0)	(76.5)
Depreciation and depletion	(43.4)	(36.1)	(35.2)	(16.9)
Earnings from mine operations	96.1	88.7	67.2	36.6
Care and maintenance	(29.4)	(13.1)	(21.6)	(0.9)
Exploration	(2.4)	(2.9)	(3.9)	(2.6)
General and administration	(16.1)	(8.1)	(9.6)	(6.7)
Income from operations	48.2	64.6	32.1	26.4
Other income (expense)	17.5	(51.7)	(104.6)	9.0
Net income (loss) before taxes	65.7	12.9	(72.5)	35.4
Tax recovery (expense)	24.0	(9.7)	(5.3)	(29.8)
Net income (loss) and comprehensive income (loss)	89.7	3.2	(77.8)	5.6
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	0.37	0.01	(0.34)	0.04
Diluted	0.30	0.02	(0.34)	0.07

	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Revenue	$119.0	$91.9	$35.4	$35.4
Operating costs	(61.0)	(49.9)	(24.0)	(24.1)
Depreciation and depletion	(19.4)	(11.2)	(3.8)	(4.2)
Earnings from mine operations	38.5	30.8	7.6	7.1
Exploration	(1.7)	(0.9)	(3.2)	(2.9)
General and administration	(9.9)	(3.3)	(3.7)	(3.1)
Income from operations	26.9	26.5	0.7	1.0
Other expense	(32.6)	(14.9)	(13.5)	(7.3)
Net income (loss) before taxes	(5.7)	11.6	(12.7)	(6.3)
Tax (expense) recovery	(2.8)	(3.5)	1.2	(2.0)
Net income (loss) and comprehensive income (loss)	(8.5)	8.1	(11.5)	(8.3)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	(0.08)	0.07	(0.09)	(0.07)

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

LIQUIDITY AND CAPITAL RESOURCES

Working capital

At December 31, 2020, Equinox Gold had $344.9 million (2019 – $67.7 million) in unrestricted cash. The Company had working capital of $423.4 million at December 31, 2020, compared to $16.7 million at December 31, 2019. The increase in working capital from December 31, 2019 was largely due to the Leagold Merger as well as $171.5 million in proceeds received from warrant and option exercises.

As at December 31, 2020, trade and other receivables were $55.9 million (2019 – $31.8 million) comprised of $17.2 million (December 31, 2019 – $nil) receivable from gold sales, $23.9 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2019 – $11.7 million), and $6.4 million (December 31, 2019 – $12.0 million) receivable from Serabi Gold plc from the sale of Anfield’s Coringa project.

Current inventory at December 31, 2020 totalled $208.3 million, up from $46.3 million at December 31, 2019. The increase in inventories was due to the addition of inventories acquired as part of the Leagold Merger and an increase in the number of ounces expected to be produced from the heap leach at Mesquite within the next twelve months.

Current liabilities at December 31, 2020 were $222.7 million (December 31, 2019 – $131.9 million). The increase in current liabilities was mainly due to derivative liabilities for gold collars and forward swap contracts assumed in the Leagold Merger and trade accounts payables from the Leagold sites.

In March 2020, the Company drew $180 million on its revolving credit facility as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic. The Company had no immediate need for the funds and, in August 2020, repaid $200 million in principal on its revolving credit facility. Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

Cash flow

The Company generated $83.0 million in cash from operations in Q4 2020 (Q4 2019 – $38.1 million) and $216.6 million for the year ended December 31, 2020 (year ended December 31, 2019 – $59.7 million). The increase resulted from increased production from seven operating mines in Q4 2020 compared to two operating mines in Q4 2019, and higher realized gold prices.

Cash used in investing activities in Q4 2020 was $56.4 million (Q4 2019 – $17.1 million) and for the year ended December 31, 2020 was $129.3 million (year ended December 31, 2019 – $111.3 million). On closing of the Leagold Merger, the Company acquired $55.2 million in cash, which was offset by capital expenditures of $50.9 million in the Quarter and $172.9 million for the year ended December 31, 2020.

Cash generated from financing activities in Q4 2020 was $2.2 million (Q4 2019 – $0.2 million) and $190.1 million for the year ended December 31, 2020 (year ended December 31, 2019 – $57.0 million). The Company has received aggregate proceeds of $171.5 million from the exercise of warrants and options in 2020. Additionally, the Company issued $139.3 million in convertible notes, drew $400 million from its senior secured credit facilities and completed a $40 million private placement concurrent with the Leagold Merger. These proceeds were offset by $546.3 million in debt repayments including extinguishment of $320 million debt outstanding in Leagold at the acquisition date, and $22.4 million for the Company’s Standby Loan and Convertible Debenture in Q2 2020.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Share capital transactions

The Company issued shares in conjunction with the following transactions during the year:

# Shares
Balance December 31, 2019	113,452,363
Issued in Leagold Merger	94,635,765
Issued in private placement	6,472,491
Issued on exercise of Pacific Road anti-dilution right	461,947
Issued on exercise of warrants, stock options and vested RSUs	27,331,840
Balance December 31, 2020	242,354,406

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 242,819,692 shares issued and outstanding, 2,891,915 shares issuable under stock options, 18,795,339 shares issuable under share purchase warrants and 2,356,551 shares issuable under restricted share units (RSUs). The Company also has 44,458,207 shares issuable under in-the-money convertible notes. The fully diluted outstanding share count is 311,321,704.

COMMITMENTS AND CONTINGENCIES

At December 31, 2020, the Company had the following contractual obligations outstanding:

$ amounts in thousands	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans, borrowings and interest	$654.8	$34.9	$47.7	$47.0	$376.3	$148.9	$-
Accounts payable and accrued liabilities	119.6	119.6	-	-	-	-	-
Reclamation payments(1)	167.1	4.0	6.2	11.0	11.5	16.1	118.3
Purchase commitments	69.9	64.7	4.3	0.9	-	-	-
Gold contracts	91.4	51.8	39.6	-	-	-	-
Foreign exchange contracts	12.5	12.2	0.3	-	-	-	-
Lease payments	16.0	5.1	4.6	4.5	1.8	-	-
Total	$1,131.3	$292.3	$102.7	$63.4	$389.6	$165.0	$118.3

(1)	Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At December 31, 2020, the Company recorded a legal provision for these items totaling $13.2 million (2019 – $4.0 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2020, the Company has recorded restricted cash of $1.2 million (2019 – $13.9 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company will continue to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2020 and 2021, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to evolve. The magnitude of its effects on the global economy, and on the Company’s financial and operational performance, is uncertain at this time.

RELATED PARTY TRANSACTIONS

The Company’s Chairman, Ross Beaty, is a related party. His $36.0 million subscription for common shares in connection with the Leagold Merger and related financings is a related party transaction.

In June 2020, the Company repaid in full the $13.7 million in principal and accrued interest due on the Standby Loan to Mr. Beaty.

Key management of the Company comprises executive and non-executive directors and members of executive management. The remuneration of the Company’s directors and other key management personnel during the year ended December 31, 2020 and 2019 are as follows:

	2020	2019
Salaries, directors’ fees and other short-term benefits	$6.8	$2.8
Share-based payments	3.4	1.9
Total key management personnel compensation	$10.2	$4.7

NON-IFRS MEASURES

This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

AISC per oz sold

The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

Cash cost and AISC reconciliation

Previously, cash cost per oz sold and AISC per oz sold were calculated including purchase price allocation adjustments for the fair values of inventory as the fair values approximated the Company’s actual production costs. Due to the significant increase in gold prices during the year, the fair values attributed to acquired inventory in the Leagold Merger do not approximate actual production costs; as such, cash cost per oz sold and AISC per oz sold have been normalized for the purchase price allocation adjustments to inventory. Comparative periods have also been adjusted to conform with the current methodology and are different from those previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except oz and per oz figures	Three months ended			Year ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Gold oz sold	134,895	128,437	80,330	471,786	196,803
Operating expenses excluding depreciation and depletion	$113.0	119.6	61.0	422.3	159.2
Add: Lease payments	1.7	0.9	-	3.9	-
Less: Non-cash purchase price allocation adjustments to inventory	(1.1)	(8.0)	0.7	(26.6)	(0.3)
Total cash costs	113.6	112.5	61.7	399.5	158.9
Cash costs per gold oz sold	$842	876	768	847	807
Total cash costs	$113.6	112.5	61.7	399.5	158.9
Add: Sustaining capital expenditures	31.5	23.3	6.0	76.3	20.8
Reclamation expenses	1.1	1.8	1.0	6.3	2.8
Sustaining exploration expensed	0.3	0.7	0.1	1.5	0.4
Total AISC	146.5	138.3	68.8	483.6	182.9
AISC per gold oz sold	$1,086	1,077	856	1,025	929

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Sustaining and non-sustaining capital reconciliation

The following table provides a reconciliation of sustaining and non-sustaining capital to the most directly comparable IFRS measure on an aggregate basis.

	Three months ended			Year ended
$’s in millions	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Capital additions on mineral properties, plant and equipment(1)	$49.2	47.7	28.3	177.5	90.0
Less: Non-sustaining capital expenditures	(6.0)	(10.6)	(20.3)	(32.4)	(71.8)
Capital expenditures from development projects and corporate(2)	(9.3)	(12.5)	(2.0)	(49.9)	(8.7)
Other non-cash additions(3)	(2.4)	(1.3)	-	(18.9)	11.3
Sustaining capital expenditures	$31.5	23.3	6.0	76.3	20.8

(1)

Per note 9 of the consolidated financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2)

Non-sustaining capital expenditures include construction expenditures and pre-production inventory classified as construction-in-progress at Castle Mountain for all periods presented, and at Aurizona for the year ended December 31, 2019. Santa Luz construction expenditures are included in non-sustaining capital expenditures for the year ended December 31, 2020.

(3)

Non-cash additions include right-of-use assets associated with leases recognized in the period and capitalized depreciation for deferred stripping activities. For the year ended December 31, 2019, other non-cash additions relate to value added tax credits related to Aurizona construction recorded net of capital additions.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$’s in millions	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Operating cash flow before non-cash changes in working capital	$86.7	35.3	36.2	231.7	76.1
Add: Operating cash flow used by non-mine site activity(1)	33.4	87.7	20.8	159.3	45.4
Cash flow from operating mine sites	120.1	123.0	57.0	391.0	30.7
Mineral property, plant and equipment additions	49.2	47.7	28.3	177.5	90.0
Less: Capital expenditures from development projects and corporate and other non-cash additions	(11.7)	(13.8)	(2.0)	(68.8)	2.6
Capital expenditure from operating mine sites	37.5	33.9	26.3	108.7	92.6
Non-sustaining exploration expensed	1.2	1.3	1.0	3.8	1.0
Total mine site free cash flow	$81.4	87.8	29.7	278.5	(62.9)

(1)

Includes taxes paid which are not factored into mine site free cash flow and finance fees paid which are included in operating cash flow before non-cash changes in working capital on the statement of cash flows.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

EBITDA, adjusted EBITDA and AISC contribution margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and all-in sustaining contribution margin to evaluate the Company’s performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provides the calculation of AISC contribution margin (revenue less AISC), EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Year ended
$’s in millions	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenue	$252.6	244.5	119.0	842.5	281.7
Less: AISC	(146.5)	(138.3)	(68.8)	(483.6)	(182.9)
AISC contribution margin	$106.1	106.2	50.2	358.9	98.8

EBITDA and Adjusted EBITDA
	Three months ended			Year ended
$’s in millions	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net income (loss) before tax	$65.7	12.9	(5.7)	41.5	(13.2)
Depreciation and depletion	43.5	36.3	19.7	132.3	39.1
Finance costs	8.6	12.8	5.1	39.8	17.5
Finance income	(0.6)	(0.6)	(0.6)	(1.8)	(1.9)
EBITDA	117.2	61.4	18.5	211.8	41.5
Non-cash share-based compensation	1.4	2.0	2.0	6.7	5.0
Non-cash change in fair value of warrants	(17.5)	8.6	26.8	29.9	38.2
Unrealized loss (gain) on gold contracts	(11.2)	10.2	-	12.9	-
Unrealized loss (gain) on foreign exchange contracts	(11.1)	2.7	(3.2)	14.1	(1.6)
Unrealized foreign exchange (gains) losses	1.3	(0.8)	(1.7)	(12.1)	(1.4)
Other expenses (income)	(0.0)	5.1	2.4	11.3	14.8
Adjusted EBITDA	$80.2	89.2	44.6	274.6	96.5

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$’s in millions	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Basic weighted average shares outstanding	242,118,375	241,249,679	113,420,056	212,487,729	112,001,484
Diluted weighted average shares outstanding	290,888,147	244,066,116	141,965,548	218,411,971	133,687,303
Net income (loss) attributable to Equinox Gold shareholders	$89.7	3.2	(8.5)	20.7	(20.3)
Add: Non-cash share-based compensation	1.4	2.0	2.0	6.8	5.0
Non-cash change in fair value of warrants	(17.5)	8.6	26.8	29.9	38.2
Unrealized loss (gain) on gold contracts	(11.2)	10.2	-	12.9	-
Unrealized loss (gain) on foreign exchange contracts	(11.1)	2.7	(3.2)	14.1	(1.6)
Unrealized foreign exchange (gains) losses	1.3	(0.8)	(1.7)	(12.1)	(1.4)
Other expenses (income)	(0.0)	5.1	2.4	11.3	14.8
Unrealized foreign exchange (gains) losses recorded in deferred tax expense	(18.5)	(0.2)	2.7	(2.5)	2.8
Adjusted net income	34.1	30.8	20.5	81.1	37.5
Per share – basic ($/share)	$0.14	0.13	0.18	0.38	0.34
Per share – diluted ($/share)	$0.12	0.13	0.14	0.37	0.28

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	December 31, 2020	September 30, 2020	December 31, 2019
Current portion of loans and borrowings	$13.3	6.7	61.5
Non-current loans and borrowings	531.9	536.4	202.5
Total debt	545.2	543.1	264.0
Less: Cash and cash equivalents (unrestricted)	(344.9)	(310.7)	(67.7)
Net debt	$200.3	232.4	196.3

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable and deposits and reclamation bonds. Exposure to credit risk related to financial institutions and cash deposits is limited through maintaining cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. Credit risk with respect to receivables from the sale of non-core assets is mitigated by security held in the event of default.

The carrying value of these financial assets totaling $404.5 million represents the maximum exposure to credit risk.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that it has sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents.

In March 2020, the Company drew $180 million under its revolving credit facility as a cautionary measure given the uncertainty regarding the impact of the COVID-19 pandemic. The Company had no immediate need for the funds and in August 2020, repaid $200 million in principal on its revolving credit facility. However, management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

(iii)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Interest rate risk

Interest on the Company’s Revolving Facility and Term Loan is variable based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At December 31, 2020, $200 million is outstanding under the Revolving Facility and $100 million is outstanding under the Term Loan. A 100-basis point change in interest rates at December 31, 2020 would have a $1.9 million impact on net income on an annualized basis.

Foreign currency risk

The Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian Real, Mexican Peso and Canadian dollar.

	December 31, 2020		December 31, 2019
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Brazilian Reals	$73.2	$61.9	$28.7	$29.0
Mexican Pesos	9.9	6.0	-	-
Canadian Dollars	13.3	7.7	18.7	7.0
	$96.4	$75.5	$47.4	$36.0

Of the financial assets listed above, $58.4 million (December 31, 2019 – $12.9 million) represent cash and cash equivalents held in Brazilian Reals, $0.9 million (December 31, 2019 – nil) represent cash and cash equivalents held in Mexican Peso and $2.4 million (December 31, 2019 – $7.8 million) represent cash and cash equivalents held in Canadian dollars. Minimal cash is held in other currencies.

At December 31, 2020, with other variables unchanged, a 10% strengthening of the US dollar against the above currencies would have decreased net income by approximately $1.9 million (December 31, 2019 – $1.0 million decrease to net loss). A 10% weakening of the US dollar would have the opposite effect on net loss.

The Company has a foreign currency exchange risk management program in order to manage foreign currency risk on its Brazilian Real and Mexican Peso expenditures.

As at December 31, 2020, the Company had in place USD:BRL and USD:MXP put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$164.8	$14.5	4.51	5.17
MXP	24.0	2.0	21.75	25.99

Commodity price risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market price for this precious metal could negatively impact the Company’s future operations. As part of the Leagold Merger, the Company assumed gold collar and forward swap contracts. The Company has not hedged any of its gold sales, other than those assumed as part of the Leagold Merger.

The gold collars have put and call strike prices of $1,325 and $1,430 per ounce, respectively, for 3,750 ounces per month from acquisition to September 2022 for a total of 116,250 ounces. The forward swap contracts cover 4,583 ounces per month from acquisition to September 2022 for a total of 142,083 ounces, at an average fixed gold price of $1,350 per ounce. As of December 31, 2020, the Company had 78,764 ounces and 96,234 ounces remaining to be delivered under its gold collars and forward swap contracts, respectively.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Other risk factors

Equinox Gold’s business activities are subject to significant risks including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Equinox Gold, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements related to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR and on EDGAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.

Community action

Communities and non-governmental organizations (NGOs) are increasingly vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken actions that could have an adverse effect on the Company’s operations and reputation, such as establishing blockades that prevent access to the Company’s operations or restrict the delivery of supplies and personnel, and commencing lawsuits. In certain circumstances, such actions could ultimately result in the cessation of mining activities and the revocation of permits and licenses.

Equinox Gold has initiated various programs to enhance its community engagement processes, achieve industry standard environmental practices and reinforce the Company’s commitment to the safety and health of its workforce and surrounding communities. There is no assurance, however, that these efforts will be successful at mitigating all impacts of community actions to the Company’s operations, and the Company may suffer material negative consequences to its business.

COVID-19

COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Since then, COVID-19 has had, and will continue to have, a negative impact on global financial conditions. Almost all countries globally are experiencing restrictions and negative impacts as the result of COVID-19, including Canada, the U.S.A., Mexico, and Brazil where the Company operates and has offices. A sustained slowdown in economic growth could have an adverse effect on the price and/or demand for gold. Further, as the prevalence of COVID-19 continues, governments continue to implement regulations and restrictions regarding the flow of labour, services and products. Consequently, the Company’s operations, including through limited availability of labour, suppliers, customers and distribution channels could be impacted.

Some of the Company’s operations had some or all site activities temporarily suspended during 2020 as a result of COVID-19 related impacts. It remains possible that further suspensions could be applied during 2021 and the Company’s production and planned projects delayed as a result.

The Company is actively monitoring the evolution of the pandemic. Each of the Company’s operations implemented early preventive measures in collaboration with the Company’s employees, contractors and host communities to limit COVID-19 exposure and transmission. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the United States and Canada Centres for Disease Control and the local, state and federal governments at each of its sites.

The Company engages regularly with community leaders to discuss preventive measures at site and address any concerns, and to share and develop strategies to manage COVID-19 challenges.

Production and cost estimates

Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Equinox Gold’s actual costs may vary from estimates. Equinox Gold’s actual costs are dependent on several factors, including, but not limited to:

•	the exchange rate between the United States dollar, Mexican Pesos, Brazilian Real and the Canadian dollar;

•	the price of gold and by-product metals;

•	smelting and refining charges;

•	royalties;

•	the timing and cost of construction and maintenance activities at processing facilities;

•	the availability and costs of skilled labour and specialized equipment;

•	the availability and cost of appropriate processing and refining arrangements;

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

•	potential increases in operating costs due to changes in the cost of fuel, power, materials and other inputs used in mining operations; and

•	production levels.

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.

Operational risks

Equinox Gold’s principal business is the mining, processing of and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to hazards that could have an adverse effect on the business, results of operations and financial position of Equinox Gold.

Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, climate change related events such as flooding and droughts, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.

Additionally, Equinox Gold’s operations are subject to seasonal conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower in the first half of the year and the cost of mining may also be higher. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to a lack of water that is necessary for processing.

Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability.

Climate change may exacerbate such risks in the future. Work is ongoing to understand these risks so that mitigations can be adopted.

It is common in new processing operations to experience unexpected problems and delays during development and start-up. In addition, delays in the commencement of sustainable and profitable production can occur.

Construction risks

Equinox Gold commenced construction of Santa Luz in 2020 and intends to continue with the expansion projects at Los Filos during 2021. Construction of a project requires substantial expenditures and could have material cost overruns versus budget. The capital expenditures and time required to expand Los Filos, re-construct Santa Luz or develop any new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to expand or build the mentioned projects.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, COVID-19, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in start-up of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction, there can be no assurance that the construction will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Foreign operations

Equinox Gold conducts mining, development, exploration and other activities through subsidiaries in foreign countries, including the United States, Mexico and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:

•

expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;

•	changing political and fiscal regimes, and economic and regulatory instability;

•	unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;

•	delays or inability to obtain or maintain necessary permits, licenses or approvals;

•	opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;

•	restrictions on foreign investment;

•	unreliable or undeveloped infrastructure;

•	labour unrest and scarcity;

•	difficulty obtaining key equipment and components for equipment;

•	regulations and restrictions with respect to imports and exports;

•	high rates of inflation;

•	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;

•	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;

•	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;

•	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;

•	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;

•	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;

•	civil unrest, terrorism and hostage taking;

•	military repression and increased likelihood of international conflicts or aggression;

•	restriction on the movements of personnel and supplies as the result of COVID-19; and

•	increased public health concerns.

Mexico has experienced increasing criminal activity over the years which resulted in violence between the drug cartels and authorities and incidents of violent crime theft kidnapping for ransom and extortion by organized crime have increased. Equinox Gold is taking a variety of measures to protect its workforce, property and production facilities from these security risks with respect to Los Filos. Although Equinox Gold has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents will not have an adverse effect on the Company’s operations.

The Company’s mining and development properties in Brazil expose the Company to various socioeconomic conditions as well as to the laws governing the mining industry. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil or any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation may contribute to economic uncertainty in Brazil. Historically, Brazilian politics have affected the performance of the Brazilian economy. Past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown. In the past, high levels

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth.

Environmental risks, regulations, and hazards

All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present which have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including fines and orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Previous mining by artisanal miners (Garimpeiros) has occurred and continues today at certain of Equinox Gold’s Brazilian properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials which remain from the extraction process. Tailings are stored in engineered facilities that are designed, constructed, operated and closed in conformance with federal and state requirements and standard industry practices. Hazards such as uncontrolled seepage or geotechnical failure of retaining dams around tailings disposal areas, however, may result in environmental pollution and consequent liability.

Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to strict regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could discharge into nearby properties or into nearby streams and rivers, causing damage to persons or property, or to aquatic life and economic damages. Liabilities resulting from damage, regulatory orders or demands, revoking of licenses or permits, or similar, could adversely affect Equinox Gold’s business, results of operations and financial condition due to partial or complete shutdown of operations. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.

Government regulation

The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. Externally driven regulation changes in the countries in which we operate adds uncertainties that cannot be accurately predicted. Any future adverse changes in government policies or

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

legislation in the jurisdictions in which the Company operates, including with respect to COVID-19, are outside the Company’s control.

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, exchange rates, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating, development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be interpreted in a manner which could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have an adverse impact on Equinox Gold, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including significant fines or orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Taxation risk

Equinox Gold is subject to taxes, duties, levies, government royalties and other government-imposed compliance costs in several jurisdictions. New taxes or increases to the rates of taxation could have an adverse impact on the results of operations or the Company’s finances.

The Company has organized its operations in part based on its understanding and assumptions in relation to various tax laws (including but not limited to capital gains, withholding tax, transfer pricing) within the jurisdictions in which the Company operates. The Company believes that its understanding and assumptions are reasonable. However, the Company cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of audit of prior tax filings may have a material impact on Equinox Gold.

Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil. While Equinox Gold is confident that long-term regular recovery of value added taxes or other amounts receivable from various governmental and nongovernmental counter parties will be established, Equinox Gold cannot assure investors that such taxes will be recovered or that its activities will result in profitable processing operations.

Uncertainty of Mineral Reserve and Mineral Resource estimates

The Mineral Reserves and Mineral Resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Permitting

Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, permits) from appropriate governmental authorities. Before commencing any operations, development or exploration on any of its properties, Equinox Gold must receive numerous permits. As the timing of receiving permits can vary and is largely out of the Company’s control, Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through change in government regulation or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s properties require permits from various governmental authorities in the United States, Mexico and Brazil, respectively. There can be no assurance that all future permits that Equinox Gold requires will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.

Debt and liquidity risk

Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Equinox Gold does not realize satisfactory prices for the gold from its gold mining operations, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could result in dilution to existing Equinox Gold Shareholders and could adversely affect its ability to access the capital markets in the future to meet any external financing requirements Equinox Gold might have. If there are significant delays in when the Company’s growth projects are completed and/or their capital costs were to be significantly higher than estimated, these events could have an adverse effect on Equinox Gold’s business, results of operations and financial position.

Although Equinox Gold secured a $670 million financing package concurrent with the Leagold acquisition, there is no guarantee that additional funding will be available for further development of its projects. Further activities may depend on Equinox Gold’s ability to obtain financing through equity or debt financing and failure to obtain this financing may result in delay or indefinite postponement of its activities.

As of the date of this MD&A, Equinox Gold had aggregate consolidated principal indebtedness in the amount of $581 million (2019 – $284 million). Equinox Gold’s ability to make scheduled payments on the revolving credit facility and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals.

Equinox Gold is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance Equinox Gold’s indebtedness, including indebtedness under the revolving credit facility. Equinox Gold may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.

In addition, a breach of debt covenants to third parties, including the financial covenants under the revolving credit facility or Equinox Gold’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

The revolving credit facility and other debt instruments contain several covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long-term best interest. In particular, the revolving credit facility restricts Equinox Gold’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of such restrictions may affect Equinox Gold’s ability to grow in accordance with its strategy.

Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:

•

limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make nonstrategic divestitures;

•

requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•

increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions including the impact of COVID-19, that could affect the Company’s ability to operate its mines effectively, or at all;

•	exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and

•	increasing Equinox Gold’s cost of borrowing.

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through equity issues. If Equinox Gold is unable to generate such revenues or obtain such additional financing, any investment in Equinox Gold may be materially diminished in value or lost.

Water availability

Water availability is an operational risk for all mine sites. Our sites are situated in a variety of climactic zones, including arid and semi-arid, as well as areas with distinct seasonal wet and dry periods.

Access to water at Castle Mountain

Equinox Gold maintains water rights including two producing wells at Castle Mountain and mine has sufficient water supply for processing purposes for Phase 1 operations. However, additional sources of ground water are required to expand throughput and gold production as contemplated in Phase 2. The Company is working to locate and permit additional water supplies. If Equinox Gold is unable to source additional water supplies, it could prevent or limit the Company’s ability to conduct exploration and development activities and ultimately expand production at Castle Mountain.

Availability of sufficient water to support mining operations at RDM

RDM is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. Prolonged drought conditions in the region can contribute to lower-than-expected water recharge in wells as well as lower-than-expected water accumulation in the water storage facilities. The Company’s ability to obtain and secure alternate supplies of water at a reasonable cost depends on many factors, including: regional supply and demand, political and economic conditions, problems that affect local supplies, delivery and transportation, and relevant regulatory regimes. There is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Previous operators temporarily suspended RDM operations on an annual basis since the mine’s inception in 2014 due to continued regional drought conditions. In 2017, a water storage facility was built to allow for the capture and storage of rainwater and surface water runoff in a larger catchment area; however, insufficient water capture was realized, and operations continued to be temporarily suspended in 2018 and 2019. In 2020, there was sufficient water captured to allow RDM to achieve continued operations through the dry season (May to October) for the first time in the mine’s history.

Availability of sufficient water to support mining operations at Santa Luz

Santa Luz is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water.

Subsequent to Santa Luz’s shutdown in 2014, the previous operator began to pump water from the nearby Itapicurú River, the main drainage system in the area, and store it within the C1 open pit for future use. The Company is currently converting and expanding an existing tailings storage facility into a water storage facility to increase Santa Luz’s water storage capacity. By late 2021, the water in the C1 pit is to be transferred to the new water storage facility and would then be available for use as process water as a mitigation measure should insufficient water be available to pump from the Itapicurú River throughout the operational life of the mine.

Availability of sufficient water storage capacity to support mining operations at Aurizona

Aurizona is situated in a tropical region of Brazil and receives significant amounts (over 3,000mm on average) of rainfall during the rainy season. Storage of water collected during the rainy season for use for the mineral processing plant throughout the dry season is constrained by the capacity of the existing tailings storage facility.

The deposit of tailings into the tailings storage facility, combined with the necessary water storage requirements, has to be carefully managed as the water reservoir level must be reduced prior to the onset of the dry season to allow the tailings beach adjacent to the tailings embankment to become exposed and to sufficiently dry to allow for the next embankment raise to be constructed in a centreline configuration. The subsequent management of the remaining water within the tailings facility becomes critical to ensure there is enough water available for mineral processing needs for the duration of the dry season and prior to the onset of the subsequent rainy season that will recharge the water in the tailings reservoir.

To mitigate for this lack of available storage capacity, a new tailings storage facility is planned to receive all future tailings deposition, which will allow the existing tailings facility to be used only for longer term water storage.

Future acquisitions, business arrangements or transactions

Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

Possible failure to realize anticipated benefits of the Premier Transaction

The ability to realize the benefits of the Premier Transaction will depend in part on successfully consolidating functions and integrating operations, procedures, and personnel in a timely and efficient manner, as well as on Equinox Gold’s ability to realize the anticipated growth opportunities and synergies from integrating Premier’s business. This integration will require the dedication of management’s time and resources which could divert focus and resources from other strategic opportunities available to Equinox Gold, and from operational matters. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of Equinox Gold to achieve the anticipated benefits of the Premier Transaction as well as any anticipated benefits from possible future opportunities.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

While Equinox Gold completed an extensive due diligence investigation of Premier and its assets, including reviewing technical, environmental, legal, tax accounting, financial and other matters, certain risks either may not have been uncovered or are unknown at this time. Such risks may have an adverse impact on Equinox Gold and the combined assets of Equinox Gold and Premier following the Premier Transaction and may have an adverse impact on the trading price and market value of Equinox Gold’s shares and other securities.

Reclamation estimates, costs and obligations

Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. While closure costs are estimated using industry standard practices, often using third parties, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans in order to fund reclamation activities. Such increased costs may have an adverse impact upon the business, results or operations and financial position of Equinox Gold.

There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s business, results of operations and financial position.

Properties located in remote areas

Certain of Equinox Gold’s properties are located in remote areas, some of which have severe climates, resulting in technical challenges for conducting both geological exploration and mining. Equinox Gold benefits from modern mining transportation skills and technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. The remote location of Equinox Gold’s operations may also result in increased costs and transportation difficulties.

Aurizona is situated in a region where other mining activity is developing. Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation in the future to allow access to the western portion of the ore body, which will also require permitting and community support. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.

Internal controls over financial reporting

Equinox Gold may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.

Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgements.

As described on page 61, a material weakness in the Company’s internal control over financial reporting was determined to exist at December 31, 2020. The Company’s management, including the chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the presence of this material weakness. While new and revised controls are being adopted to remediate this weakness, if these and other controls fail to adequately remediate this material weakness, it could result loss of investor confidence, which could lead to a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the TSX or NYSE or any other exchange on which our common shares may be listed.

Information systems

Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (IT) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Equinox Gold must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, adopt tools to provide automate monitoring and alerting, and install backup and recovery systems to ensure the Company’s ability to restore systems and return to normal operations. There is no certainty that Equinox Gold’s efforts will adequately protect the Company’s systems and operations.

Counterparty risk

Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short-term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (iv) Equinox Gold’s insurance providers; and (v) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.

Public perception

Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s share and other securities.

Equinox Gold may become subject to additional legal proceedings

Equinox Gold is currently subject to litigation and claims in Brazil, Mexico and the United States and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have an adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Equinox Gold’s properties, especially where Mineral Reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations if the property represents all or a significant portion of Equinox Gold’s Mineral Reserves.

Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

Defects in land title

Title insurance is not available for Equinox Gold’s properties, and Equinox Gold’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Management

The success of Equinox Gold will be largely dependent on the performance of its Board of Directors and its management team. The loss of the services of these persons would have an adverse effect on Equinox Gold’s business, results of operations, financial position and prospects. There is no assurance Equinox Gold can maintain the services of its Board of Directors and management or other qualified personnel required to operate its business. Failure to do so could have an adverse effect on Equinox Gold and its business, results of operations, financial position and growth prospects.

Employee recruitment and retention

Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases. If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.

Property commitments

The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

In Mexico, while mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including an Ejido (communally held land). The Company has secured the surface rights necessary to operate Los Filos through written agreements with Ejidos, individual members of the Ejidos and private owners. However, these agreements are subject to renegotiation, especially with respect to the payments made by the Company to operate on such lands. Absence of agreement on such payment amount during a renegotiation of such written agreements may have significant impacts on the operation of the Los Filos and could result in delays and higher costs to the Company to conduct its operation.

With respect to Los Filos, various land access agreements have been entered into with the main local communities whose properties include the areas occupying Los Filos mine operations and will be renegotiated in 2025. Pursuant to a social collaboration agreement Equinox Gold provides benefits to local communities like the improvement of communal infrastructure

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

or spending in educational and social support. The Company occasionally receives additional requests and complaints from the local communities relating to such commitments. The Company’s failure to answer adequately to the communities’ additional requests or complaints or failure to renegotiate the terms and conditions of the agreements may result in manifestations such as protests, roadblocks, or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.

Competition

The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks to replace and expand Mineral Reserves through exploration and the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from a number of large established companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.

Equinox Gold competes with these other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves, or that the Company will be able to maintain production levels in the future.

Employee and labour relations

Some of Equinox Gold’s employees and contractors are unionized. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is risk of labour strikes and work stoppages. Should they occur, some labour strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.

Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.

Climate change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes or cap and trade schemes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this may result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s business and may impact results of operations and financial position. These risks include: sea level rise, extreme weather events, impact on water availability and resource shortages due to delivery disruptions. Equinox Gold can not provide complete assurance that efforts to mitigate the risks of climate changes at all sites or that actions will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, results of operations and financial position.

Uninsurable risks

Equinox Gold is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable. However, Equinox Gold cannot provide any assurance that its insurance coverage will be sufficient to cover any resulting liability, or that such insurance will continue to be available at economically feasible premiums or for other reasons.

While Equinox Gold evaluates the risks to its business and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. In particular, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox Gold or to other companies in the mining industry on acceptable terms. Losses from such events may have an adverse effect on Equinox Gold, its business, results of operations and financial position. Equinox Gold may also become subject to liability for pollution or other hazards which may not be insured against or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have an adverse effect upon its business, results of operations and financial position.

Speculative nature of mining exploration and development

The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of our exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish Mineral Reserves.

Development of Equinox Gold’s mineral projects will only follow upon obtaining satisfactory results. Few properties which are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore which will be brought into commercial production.

The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Corruption and bribery

Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including but not limited to the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, the Brazil Clean Company Act and the Mexico Criminal Code and Anti-Corruption in Public Contracts Act. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in an adverse effect on Equinox Gold’s reputation and business.

Public company obligations

Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact Equinox Gold’s share price.

Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Equinox Gold’s efforts to comply with such legislation could result in increased general and

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No history of dividends

Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and Equinox Gold’s financial condition and such other factors as the Board of Directors considers appropriate.

Foreign exchange transactions registration compliance

In certain jurisdictions where Equinox Gold operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. Equinox Gold has identified that in certain instances it has not registered all transactions. Equinox Gold has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations.

Significant shareholders

The Company has certain significant shareholders and holders of convertible notes, that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or will be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.

Conflicts of interest

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of Equinox Gold, is a significant Equinox Gold shareholder, and Tim Breen, a director of Equinox Gold, is also an employee of Mubadala which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the British Columbia Business Corporations Act and other applicable laws.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

ACCOUNTING MATTERS

Changes in accounting policies including initial adoption

Depletion of mineral properties

The carrying amounts of mineral properties are amortized using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves, and, in the case of certain underground mines acquired in 2020, certain measured, indicated and inferred resources.

IAS 16, Property, Plant and Equipment – Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.

The effective date is for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use in the earliest period presented in the financial statements in the year of adoption.

The Company intends to adopt the amendment in its financial statements for the annual period beginning on January 1, 2021. On adoption, the Company will reclassify $1.6 million of pre-commercial production net income from property, plant and equipment as at December 31, 2020 to the income statement of income (loss) for the year ended December 31, 2020, comprising $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation.

Interest rate benchmark reform

On August 27, 2020, the IASB issued “Interest Rate Benchmark Reform – Phase 2 (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively. The Company is currently assessing the impact of the amendments on the Company’s consolidated financial statements.

Critical accounting estimates

In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

Judgements

(i)	Acquisitions

On the acquisition of a set of assets and liabilities, a company must determine whether what was acquired includes the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Leagold on March 10, 2020 met the criteria of a business combination and that Equinox Gold was the acquirer.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

(ii)	Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.

(iii)	Commencement of commercial production

Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Until a mine is capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates are assessed over a reasonable period to make this determination. The Company determined that Aurizona was capable of operating at levels intended by management effective July 1, 2019. The Company determined that Phase 1 of Castle Mountain was capable of operating at levels intended by management effective November 21, 2020.

(iv)	Investments

Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. During the year ended December 31, 2019, the Company determined that Solaris was no longer a controlled subsidiary as the Company’s ownership interest reduced to approximately 30% as a result of the completion of external financings, and Solaris was self-sustaining for an extended period with no capital injections made by Equinox Gold. The Company determined that it retained significant influence over Solaris, and accounts for its interest using the equity method effective June 30, 2019.

(v)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(vi)	Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

Key sources of estimation uncertainty

(i)	Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

(ii)	Estimated recoverable ounces

The Company estimates recoverable ounces for determining the number of ounces in heap leach inventory. Changes to the estimates of recoverable ounces in the heap leach inventory can impact the Company’s ability to recover the carrying value of the inventory in the normal course of operations. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii)	Inventory valuation

Management values production inventory at the lower of weighted average production costs and net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold is recovered.

(iv)	Impairment of mineral properties, plant and equipment

The determination of fair value less costs to sell and value in use of an asset or CGU requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty, hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the asset or CGU. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in net income (loss).

(v)	Mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves and for certain of the underground mines acquired on March 10, 2020, measured, indicated and inferred mineral resources, determined in this way are used in the calculation of depreciation, depletion and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and resources and may, ultimately, result in mineral reserve and resources estimates being revised. Such changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying values and the provision for closure and restoration costs.

(vi)	Mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

(vii)	Valuation of derivatives and other financial instruments

The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in Canadian dollars that are not listed for trading is based on an option pricing model that uses assumptions with respect to share price, expected life, share price volatility and discount rates. Measurement of foreign exchange contracts are based on forward foreign exchange rates. Measurement of gold hedge contracts are based on forward gold prices. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in net income (loss).

(viii)	Share-based payments

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers and employees. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Any changes in these assumptions could change the amount of share-based compensation recognized.

(ix)	Income taxes and value-added taxes receivable

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company has receivables from various governments for federal and state value-added taxes, and for federal income taxes. Significant estimates and judgements are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in net income (loss).

(x)	Contingencies

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The Company’s ICFR includes policies and procedures that:

•	accounting records are maintained that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	are designed to provide reasonable assurance that the Company’s receipts and expenditures are made in accordance with authorizations of management and the Company’s Directors; and

•

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management evaluated the effectiveness of ICFR based upon the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) Internal Control – Integrated Framework (2013). Based on that assessment, management concluded that the Company’s ICFR was not effective as of December 31, 2020, due to a material weakness in ICFR described below. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company did not maintain effective controls over the purchase price accounting related to the Leagold acquisition. Specifically, the Company did not (i) identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and (ii) internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control. As a result, there was inadequate control over the determination of the fair value of acquired assets and over the resulting deferred income tax liabilities recognized, as well as inadequate documentation over such controls. This control deficiency resulted in an immaterial misstatement which was corrected in the Company’s audited consolidated financial statements prior to release but creates a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company has limited the scope of its ICFR and disclosure controls and procedures to exclude controls, policies and procedures of Leagold as allowed by the United States Securities and Exchange Commission and Canadian securities Administrators.

The table below presents the summary financial information included in the Company’s consolidated annual financial statements for the excluded controls related to the acquired business:

Leagold Mining Corporation Selected financial information from the statement of income (loss) $ amounts in millions	March 10 to December 31, 2020
Total revenues	$360.7
Net income	21.8
Selected financial information from the statement of financial position	As at December 31, 2020
Total current assets	$326.5
Total non-current assets	1,314.6
Total current liabilities	80.8
Total non-current liabilities	317.0

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

The Company’s independent registered public accounting firm, KPMG LLP, has audited the consolidated annual financial statements and has issued an adverse report on the effectiveness of internal control over financial reporting dated March 19, 2021 on the criteria set forth in the COSO Internal Control – Integrated Framework (2013). KPMG LLP’s audit of internal controls over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Leagold.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.

Management, including the CEO and CFO, believe that any disclosure controls and procedures or ICFR, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorised override of the control. Accordingly, because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2020. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective as at December 31, 2020 due to a material weakness in internal control over financial reporting, as described above.

Changes in Internal Controls over Financial Reporting

Commencing with the first quarter and throughout the period ended December 31, 2020, the Company implemented social distancing protocols, as per recommended COVID-19 health and safety guidelines, to have the majority of its corporate office and site administrative staff work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form.

Furthermore, in the process of strengthening internal controls the Company implemented new Enterprise Resource Planning (“ERP”) systems at the Corporate office and Aurizona in the second and fourth quarters, respectively. The implementation of the ERP systems is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required.

Except for the implementation of the new ERP systems and identification of material weakness noted above during the fourth quarter, there was no change in the Company’s ICFR that occurred during the period ended December 31, 2020, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Under the supervision and with the participation of management, including the CEO and CFO, management is committed to remediating the material weakness in a timely fashion, with appropriate oversight from the Audit Committee. The remediation plan includes strengthening the design of controls and documentation to the accounting for future business combinations, and improving internal communication of related policies or procedures. Management will continue to monitor and evaluate the design and effectiveness of the Company’s ICFR and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the Company’s ability to successfully complete the Premier acquisition and achieve the benefits contemplated in the transaction; the Company’s ability to successfully advance and achieve production at Santa Luz; the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s ability to successfully advance its growth and development projects, including the Hardrock project and the expansion at Los Filos; the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to our operations; Equinox Gold’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: the consummation and timing of the Premier acquisition; the strengths, characteristics and potential of Equinox Gold following the Premier acquisition; Equinox Gold’s ability to achieve the production, cost and development expectations outlined in the Hardrock feasibility study; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz and Los Filos being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the section titled “Risks and Uncertainties” of this MD&A and in the Company’s Annual Information Form dated May 13, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Management’s Discussion and Analysis

For the three months and year ended December 31, 2020

TECHNICAL INFORMATION

Doug Reddy, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.